                                                    This filing is made pursuant
                                                    to Rule 424(b)(4) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-58831,
                                                    as amended, and Registration
                                                    No. 333-59639 filed on
                                                    July 22, 1998, as amended.
PROSPECTUS


                                4,000,000 SHARES


                    AMYLIN LOGO

                                  COMMON STOCK

                            ------------------------


     All of the 4,000,000 shares of Common Stock offered hereby (the "Offering") are being sold by AMYLIN PHARMACEUTICALS, INC. ("AMYLIN" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "AMLN." On July 22, 1998, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $3.31 per share. See "Price Range of Common Stock."


                            ------------------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS," BEGINNING ON PAGE 6.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                       PRICE TO                        PROCEEDS TO
                                                        PUBLIC                      COMPANY(1)(2)(3)
------------------------------------------------------------------------------------------------------------
Per Share.................................               $3.25                            $3.25
------------------------------------------------------------------------------------------------------------
Total(3)..................................            $13,000,000                      $13,000,000
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


(1) The Common Stock is being offered, on an all or none basis, by the Company principally to selected institutional and individual investors. Though the exact investors to whom shares will be offered have not been identified, the Company expects the pool of such investors to include current holders of the Company's Common Stock and other institutional investors who purchase biotechnology stocks for longer-term investment purposes. The Company may reject, in whole or in part, any offer to purchase shares of Common Stock included in the Offering. See "Plan of Distribution."

(2) The termination date of the Offering is August 31, 1998, subject to earlier termination if all the shares are sold or otherwise at the discretion of the Company. There is no minimum required purchase of the shares. The closing of the Offering is conditioned on the sale of all the shares offered hereby. See "Plan of Distribution."

(3) Before deducting expenses payable by the Company, estimated at $350,000.

                            ------------------------


July 22, 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding the Company. The address for such site is http://www.sec.gov.

     Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

     The AMYLIN logo is a trademark of the Company. All other brand names or trademarks appearing in this Prospectus are the property of their respective holders.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and the Company's Registration Statement on Form 8-A dated November 27, 1991 filed by the Company with the Commission are hereby incorporated by reference in this Prospectus except as superseded or modified herein. All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Company's General Counsel at the Company's principal executive offices at 9373 Towne Centre Drive, San Diego, California 92121 (telephone (619) 552-2200).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements including the notes thereto appearing elsewhere in this Prospectus or incorporated hereby reference. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business." As used in this Prospectus, references to "Johnson & Johnson" include Johnson & Johnson, LifeScan, Inc. and Johnson & Johnson Development Corporation.

                                  THE COMPANY

     AMYLIN PHARMACEUTICALS, INC. ("AMYLIN" or the "Company") is focused on developing novel therapeutics for treating people with diabetes and other metabolic disorders. The Company is conducting a series of Phase III clinical trials of its lead drug candidate, pramlintide, a compound that was invented and patented by AMYLIN and is being developed by the Company to safely improve glucose control in people with Type I (juvenile-onset) and Type II (maturity-onset) diabetes who use insulin. In addition, the Company is applying its research and development expertise and is in-licensing new technologies to identify and develop potential new treatments for diabetes, obesity and dyslipidemia.

     Diabetes is a major global health problem which is inadequately treated by available drugs. The hallmark of diabetes is excessively high blood glucose, and an estimated seven million people with diabetes in the major pharmaceutical markets rely on insulin therapy to help control their blood glucose. However, insulin is relatively difficult to use, and most people with diabetes cannot maintain their blood glucose concentrations near the normal range. Even modest improvements in glucose control can result in significant reductions in the risk of degenerative complications such as blindness, kidney failure and nerve damage and in the risk of heart disease. Consequently, the Company believes that a new drug which could safely help people with diabetes improve their glucose control would be of great therapeutic benefit.

     Pramlintide is a synthetic analog of human amylin, a hormone which in healthy individuals is believed to work in concert with insulin in controlling glucose metabolism. Amylin secretion in many people with diabetes is missing or deficient, an abnormality which may contribute to poor glucose control, especially after eating. Like pramlintide, amylin is also the subject of U.S. patents which have been issued to the Company. Based on 38 completed and ongoing clinical studies involving approximately 5,000 subjects, the Company believes that pramlintide should aid insulin-using patients in achieving better control of their metabolic functions. The Company expects treatment outcomes to include improved glucose control without increased hypoglycemia, improved weight control, and healthier cholesterol profiles. In the Company's opinion, pramlintide's excellent safety and tolerability profile appears to be consistent with its mechanism of action, which replaces the desired effects of a disease-induced hormone deficiency.

     The Company has completed two of six planned Phase III efficacy studies on pramlintide. AMYLIN announced results from the two completed Phase III clinical trials in August 1997: the Company interpreted the outcomes as positive in Type I diabetes and encouraging in Type II diabetes. Pramlintide improved glucose control without increased hypoglycemia, and it improved weight control and cholesterol profiles for many patients. These studies also extended pramlintide's excellent safety and tolerability profile to dosing of up to 12 months.

     Unfortunately, the effects of pramlintide on glucose control for all patients in the initial Phase III clinical trials (i.e., the "intent to treat" results) were less than expected. The Company believes that the results from these initial Phase III clinical trials of pramlintide were confounded by a tendency for patients receiving placebo to increase their insulin doses during the course of the studies to a greater degree than did patients receiving pramlintide. Because insulin exerts a strong glucose lowering effect, changes in insulin dosing can be expected to obfuscate the pramlintide drug effect and affect the difference in glucose endpoints between the placebo (insulin only) and drug (insulin plus pramlintide) treatment groups. To isolate better the pramlintide drug effect, protocol modifications were incorporated in the Company's remaining four Phase III efficacy studies for pramlintide -- two six-month European Phase III clinical trials for Type I and Type II diabetes and two one-year United States Phase III clinical trials for Type I and Type II diabetes.

     Enrollment in the Company's two European Phase III clinical trials was completed in the first quarter of 1998, and AMYLIN plans to announce the results of these two six-month clinical trials in the fourth quarter of this year. Enrollment in the Company's two one-year United States Phase III clinical trials for Type I and Type II diabetes was completed in July 1998. Results from the two U.S. clinical trials are expected in the second half of 1999.

     Since June 1995, AMYLIN has been collaborating with Johnson & Johnson in developing pramlintide. However, in February 1998, AMYLIN was notified by Johnson & Johnson of its intention to withdraw from the collaboration at the end of August 1998. Until Johnson & Johnson's decision to withdraw from the collaboration, the regulatory strategy for pramlintide was based on plans for global filings in both Type I and Type II diabetes during the first half 2000. However, as the Phase III clinical trials have proceeded, AMYLIN's scientists and advisors have grown more confident that available data may support an earlier European filing for use by Type I patients. Also, the European Phase III clinical trials are scheduled for completion ahead of the ongoing U.S. Phase III clinical trials. Thus, if the ongoing Phase III clinical trials meet the Company's expectations, AMYLIN plans to file its first marketing application in Europe for Type I diabetes during the first half of 1999.

     The Company plans to file a marketing application in Europe for Type II diabetes in the first half of 2000, subject to European approval of pramlintide for Type I diabetes. The Company also plans to file a New Drug Application ("NDA") for pramlintide in the United States for Type I and Type II diabetes during the first half of 2000.

     The Company is also working on other potential new treatments for diabetes, obesity and dyslipidemia, including exendin, a peptide which has effects like those of the glucose-lowering hormone glucagon-like peptide-1 ("GLP-1") and which may have important pharmaceutical advantages over GLP-1. Although certain of the Company's other research programs have been slowed down in order to conserve the Company's financial resources, clinical trials for exendin are scheduled to begin in 1998, and the Company believes its other research programs have the potential to provide the Company with additional product candidates.

     The Company was incorporated in Delaware in September 1987. Unless the context otherwise requires, "AMYLIN" and the "Company" refer to Amylin Pharmaceuticals, Inc., a Delaware corporation, and its European subsidiary, Amylin Europe Limited. The Company's executive offices are located at 9373 Towne Centre Drive, San Diego, California 92121, and its telephone number is (619) 552-2200.

                                  THE OFFERING


Common Stock offered by the
Company.............................     4,000,000 shares



Common Stock outstanding after this
Offering............................     36,492,478 shares(1)


Use of Proceeds.....................     To fund Phase III development of
                                         pramlintide, research and development,
                                         and general and administrative
                                         expenses.

Nasdaq National Market Symbol.......     AMLN

Risk Factors........................     The Common Stock offered hereby
                                         involves a high degree of risk. See
                                         "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                     MARCH 31,
                                      ----------------------------------------------------   ------------------
                                        1993       1994       1995       1996       1997      1997       1998
                                      --------   --------   --------   --------   --------   -------   --------
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Revenues under collaborative
  agreements:
  From related party................  $     --   $     --   $ 17,045   $ 35,803   $ 42,609   $12,358   $  7,086
  Other.............................       667        500         --         --         --        --         --
Expenses:
  Research and development..........    18,988     30,255     39,337     64,998     82,281    16,530     18,169
  General and administrative........     4,387      6,383      8,318     10,420     15,592     2,847      2,923
                                      --------   --------   --------   --------   --------   -------   --------
                                        23,375     36,638     47,655     75,418     97,873    19,377     21,092
Net interest income (expense).......     2,195      1,637      1,341      1,828        637       370       (813)
                                      --------   --------   --------   --------   --------   -------   --------
Net loss............................  $(20,513)  $(34,501)  $(29,269)  $(37,787)  $(54,627)  $(6,649)  $(14,819)
                                      ========   ========   ========   ========   ========   =======   ========
Net loss per share -- basic and
  diluted...........................  $  (1.15)  $  (1.71)  $  (1.23)  $  (1.31)  $  (1.70)  $ (0.21)  $  (0.46)
                                      ========   ========   ========   ========   ========   =======   ========
Shares used in computing net loss
  per share -- basic and diluted....    17,867     20,185     23,854     28,745     32,156    32,023     32,438
                                      ========   ========   ========   ========   ========   =======   ========


                                                                    MARCH 31, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(2)
                                                              ---------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  34,991     $  47,641
Working capital.............................................     18,239        30,889
Total assets................................................     47,405        60,055
Long term notes payable and obligation under capital
  lease.....................................................      3,308         3,308
Long term notes payable to related party....................     35,358        35,358
Accumulated deficit.........................................   (224,551)     (224,551)
Total stockholders' equity (net capital deficiency).........     (9,404)        3,246


---------------
(1) Based on shares of Common Stock outstanding as of March 31, 1998. Excludes an aggregate of 5,967,404 shares of Common Stock reserved for issuance upon exercise of options outstanding as of March 31, 1998 at a weighted average exercise price of $7.02 per share (reflecting the repricing of certain options in April 1998) and 1,550,950 shares of Common Stock reserved for issuance upon exercise of warrants outstanding as of March 31, 1998 at a weighted average exercise price of $11.99 per share. See "Capitalization."


(2) Adjusted to give effect to the receipt of the net proceeds from the sale of the 4,000,000 shares of Common Stock offered hereby (after deducting the estimated offering expenses payable by the Company).

                                  RISK FACTORS

     Prospective investors in the shares of Common Stock offered hereby should carefully consider the following risk factors, in addition to the other information appearing in this Prospectus.

     Except for the historical information contained herein, the discussion in this registration statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed this section and in this Prospectus. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus or incorporated herein by reference.

     Uncertainty Associated with Clinical Trials. Pramlintide is the only product candidate that the Company currently has in human clinical trials. The Company has completed two of six planned Phase III clinical trials on pramlintide and is currently conducting the remaining four Phase III efficacy studies for its patented product candidate. In the ongoing Phase III clinical trials, the Company is testing whether treatment with its pramlintide invention can improve metabolic control in patients with diabetes who use insulin.

     Enrollment in the Company's two European Phase III clinical trials for Type I and Type II diabetes was completed in the first quarter of 1998, and AMYLIN plans to announce the results of these two six-month studies in the fourth quarter of this year. Enrollment in the Company's two one-year United States Phase III clinical trials for Type I and Type II diabetes was completed in July 1998. Results from the two U.S. clinical trials are expected in the second half of 1999. Although the Company believes the initial Phase III clinical data about pramlintide's clinical value warrants continuing with the Phase III development program, there can be no assurance that the Company's four ongoing Phase III clinical trials will confirm or improve upon the results of the initial Phase III clinical trials to date or that the data will support regulatory approval of pramlintide. Moreover, there can be no assurance that the Company will not encounter problems in such clinical trials which will cause the Company or regulatory authorities to delay or suspend those clinical trials or delay the analysis of data therefrom. If the results of the Company's ongoing Phase III clinical trials for pramlintide are not available when expected by the Company or if those results do not improve upon the results of the initial Phase III clinical trials to date, or if pramlintide does not successfully complete clinical testing and meet applicable regulatory requirements or is not successfully manufactured or marketed, the Company may not have the financial resources to continue research and development of pramlintide or any of the Company's other product candidates. See "-- Future Capital Needs; Uncertainty of Additional Funding" and "Business -- Initial Phase III Clinical Results."

     Technological Uncertainty; Reliance on Single Drug Candidate in Clinical Development. All of the Company's products are in research or development, and no revenues have been generated from product sales. To date, the Company's resources have been dedicated primarily to the research and development of potential pharmaceutical products relating to the amylin hormone to treat metabolic disorders. The physiology of fuel metabolism is highly complex, and the causes of metabolic disorders, such as diabetes, are not fully known. Although the Company believes that preclinical and Phase II and initial Phase III clinical data support the Company's belief that amylin plays an important role in the regulation of metabolism, there can be no assurance that the Company's theories are correct or that any of its product candidates will be effective in the treatment of metabolic disorders.

     The Company's research and development programs other than pramlintide are at an early stage. Any additional product candidates will require significant research, development, preclinical and clinical testing, regulatory approval and commitments of resources prior to commercialization. There can be no assurance that the Company's research will lead to the discovery of any additional product candidates or that pramlintide or any such potential products will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be produced in commercial quantities at acceptable costs or be marketed successfully. See "Business -- Initial Phase III Clinical Results" and "-- Other Research and Development Activities."

     Future Capital Needs; Uncertainty of Additional Funding. The Company's collaborative relationship with Johnson & Johnson will be terminated in August 1998. Accordingly, the Company must find alternate sources of capital in order to complete the development and commercialization of pramlintide. The Company's future capital requirements will depend on many factors, including the results of its six-month European Phase III clinical trials for pramlintide (expected in the fourth quarter of 1998), the ability of the Company to establish one or more development and/or commercialization collaborations for its pramlintide program, progress with its other ongoing and new preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, scientific progress in its non-pramlintide research and development programs, the magnitude of these programs, the costs involved in preparing, filing, prosecuting, maintaining, enforcing or defending itself against patents, competing technological and market developments, changes in collaborative relationships and the costs of manufacturing scale-up. The Company anticipates that its existing cash, including interest income from cash investments, financial commitments from Johnson & Johnson during the termination notice period, and the proceeds of this Offering, will be adequate to satisfy the Company's capital requirements until late in the first quarter of 1999. If results of the Company's two, six-month European clinical trials for pramlintide are available when expected by the Company and if those results improve upon the results of the Company's initial Phase III clinical trials, the Company believes that it should be able to raise additional funds through other corporate partnerships, equity offerings, debt offerings and/or investor partnerships. However, there can be no assurance that additional financial resources will be raised in the necessary time frame or on terms favorable to the Company, if at all. In the event AMYLIN is unable to obtain additional financing on acceptable terms, the Company will not have the financial resources to continue research and development of pramlintide or any of the Company's other product candidates.

     Government Regulation. Prior to marketing, any drug developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the United States Food and Drug Administration ("FDA") and equivalent foreign authorities. Subject to compliance with applicable regulations, the Company is undertaking extensive clinical testing to demonstrate optimal dose, safety and efficacy for its product candidates. Further testing of pramlintide and the Company's other product candidates in research or development may reveal undesirable and unintended side effects or other characteristics that may prevent or limit their commercial use. The Company or applicable regulatory authorities may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks. There can be no assurance that the Company will not encounter problems in clinical trials which will cause the Company or such regulatory authorities to delay or suspend clinical trials. In addition, there can be no assurance that any of the Company's products will obtain regulatory approval for any indication. Products, if any, resulting from AMYLIN's research and development programs are not expected to be commercially available for a number of years. See "Business -- Initial Phase III Clinical Results."

     The time required for completing such clinical testing and obtaining such regulatory approvals is uncertain and approval itself may not be obtained. In addition, delays or rejections may be encountered based upon FDA regulatory review of each submitted New Drug Application ("NDA") and changes in FDA policies during the period of product development. Similar delays may also be encountered in other countries. There can be no assurance that, even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. Moreover, prior to receiving regulatory approval to market its products, the Company may have to demonstrate that its products represent improved forms of treatment over existing therapies. If regulatory approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturers and its manufacturing facilities are subject to continual review and periodic inspections and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. See
"Business -- Initial Phase III Clinical Results" and "-- Government Regulation."

     Termination of Johnson & Johnson Collaboration. In late February 1998, Johnson & Johnson provided the Company with six months' notice of its intention to terminate their collaboration for the development and commercialization of pramlintide. Johnson & Johnson's financial and other obligations under the Collaboration Agreement will continue during the termination notice period. Based upon Johnson & Johnson's decision, in early March 1998 AMYLIN initiated the process of restructuring its operations by reducing its workforce by approximately 25% and reducing other non-personnel related expenses. The Company is continuing to evaluate its business operations during this restructuring process.

     As a result of Johnson & Johnson's notice of its intention to terminate the collaboration, the Company will assume full responsibility for certain product development, marketing and manufacturing functions that were being undertaken by Johnson & Johnson. The transition of those functions to the Company will require the cooperation of third-party service providers and manufacturers and Johnson & Johnson. There can be no assurance that third-party service providers and manufacturers will cooperate in the transition of such services or functions or that such transitions will proceed in a timely or cost effective manner. The Company believes that it will likely need to find another corporate partner who can provide primary responsibility for commercialization of pramlintide. There can be no assurance that the Company will be able to find such a corporate partner, or that such a corporate partner will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for products, if any.

     History of Operating Losses. The Company has experienced significant operating losses since its inception in 1987. As of March 31, 1998, the Company had an accumulated deficit of approximately $225 million. The Company expects to incur significant additional operating losses over the next several years. Substantially all of the Company's revenues to date have been derived from development funding, fees and milestone payments under collaborative agreements and from interest income. To date, the Company has not received any revenues from product sales. To achieve profitable operations, the Company, alone or with others, must successfully develop, manufacture, obtain required regulatory approvals and market its products.

     Patents and Proprietary Rights. The Company's success will depend in part on its ability to obtain patent protection for its products and technologies both in the United States and other countries. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. As of March 31, 1998, the Company owned or held exclusive rights to 25 issued U.S. patents. In addition, AMYLIN owns or has exclusive rights to more than 25 patent applications pending with the U.S. Patent and Trademark Office (the "U.S. PTO"). The Company intends to file additional applications as appropriate for patents covering both its products and processes. Generally, it is the Company's policy to file foreign counterparts in countries with significant pharmaceutical markets. The Company has filed foreign counterparts of certain of its issued and pending applications in many countries. There can be no assurance that patents will issue from any of these applications or, if patents do issue, that claims allowed on issued patents will be sufficient to protect the Company's technology. In addition, there can be no assurance that patents issued to the Company will not be challenged or circumvented or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

     Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. In the event that a third party has also filed a patent for any of its inventions, the Company may have to participate in interference proceedings declared by the U.S. PTO to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that the Company's patents, if issued, would be held valid by a court of competent jurisdiction. There can be no assurance that the Company will not be obliged to defend itself in court against allegations of infringement of third-party patents. An adverse outcome in such a suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology.

     The Company has received letters from the University of Minnesota (the "University") and Per Westermark ("Westermark") asserting that the Company's patented pramlintide invention is covered by a patent (the "University Patent") which was licensed to the Company before it issued, while it was still pending as an application, pursuant to a License Agreement dated November 11, 1991 among the Company, the University and Westermark (the "University License Agreement"). The University Patent is directed to a different, tumor-derived molecule called "Insulinoma Amyloid Polypeptide." In its letters, the University and Westermark claim that they are entitled to 50% of any sublicense fees received by the Company from sublicensing the University Patent to Johnson & Johnson pursuant to the Collaboration Agreement, as well as future royalties as specified in the University License Agreement. The Company has informed the University and Westermark that no such sublicensing moneys have been received by the Company from Johnson & Johnson, who is not a sublicensee under the University Patent. On December 5, 1996, the Company filed a complaint against the University and Westermark in the U.S. District Court for the Southern District of California seeking a declaratory judgment that its patented pramlintide invention is not covered by the University Patent and that no moneys are owed to the University or Westermark. Although discussions were underway with the University and Westermark, they did not result in any agreement regarding the litigation. The Company's complaint was served on the University and Westermark in April 1997. The Company believes that the University's and Westermark's assertions are without merit and intends to defend vigorously against the claims that have now been brought against the Company related to the foregoing.

     If patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, there can be no assurance that the Company would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.

     In order to protect its proprietary technology and processes, AMYLIN also relies in part on confidentiality agreements with its corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. See "Business -- Patents, Proprietary Rights, and Licenses."

     Competition; Technological Change. Other products are currently in development or exist in the market that may compete directly with the products that the Company is seeking to develop and market. Various products are available to treat Type II diabetes, including sulfonylureas, metformin, acarbose, repaglinide, troglitazone and other compounds. In addition, several companies are developing various approaches to improve treatments for Type I and Type II diabetes. There can be no assurance that the Company's products, even if successfully tested and developed, will have sufficient advantages over existing products to cause health care professionals to adopt them over such other products or that the Company's products will offer an economically feasible alternative to such existing products.

     The Company is engaged in a rapidly developing field. A number of companies are pursuing the development of novel pharmaceuticals which target the same diseases that AMYLIN is targeting. These companies include biotechnology and pharmaceutical companies. It is expected that the number of companies seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders will increase. There can be no assurance that other products and therapies will not be developed that will either render the Company's proposed products obsolete or that will have advantages that will significantly outweigh the advantages of the products and therapies that the Company is seeking to develop.

     Many of the Company's competitors have substantially greater financial, technical and human resources than the Company. In addition, many of these competitors have significantly greater experience than the Company in undertaking preclinical testing and human clinical trials of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company. Furthermore, if the Company is permitted to commence commercial sales of products, it may also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited or no experience. See "Business -- Competition."

     Reliance on Third-Party Manufacturers; Manufacture of Pramlintide in Commercial Quantities. The manufacturing of sufficient quantities of new drugs is a time consuming and complex process. The Company currently has no facilities for the manufacture of clinical trial or commercial supplies of pramlintide. The

Company currently relies on third-parties to manufacture pramlintide for preclinical testing and clinical trials. Pramlintide has not yet been manufactured on a commercial scale. In light of Johnson & Johnson's decision to terminate its Collaboration with the Company, Amylin will likely need to find another corporate partner or work with contract suppliers who have the capabilities for the commercial manufacture of pramlintide. All manufacturing facilities must comply with applicable regulations of the FDA. No assurance can be given that the Company, alone or together with a new corporate partner, will be able to make the transition to commercial production. The Company has established a quality control and quality assurance program, including a set of standard operating procedures and specifications, designed to ensure that the Company's products are manufactured in accordance with current Good Manufacturing Practice ("GMP") and other applicable domestic and foreign regulatory standards. However, the Company is dependent upon contract manufacturers to comply reliably with such procedures and regulations. There can be no assurance that these manufacturers will meet the Company's requirements for quality, quantity or timeliness. See "Business -- Manufacturing."

     Attraction and Retention of Key Employees and Consultants. The Company is highly dependent on the principal members of its scientific and management staff, the loss of whose services might impede the achievement of research and development objectives. Recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success. Although the Company believes it will be successful in attracting and retaining skilled and experienced scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms given the competition between numerous pharmaceutical and biotechnology companies, universities and other research institutions for experienced scientists and management personnel. The Company does not maintain "key person" insurance on any of its employees. In addition, the Company relies on consultants and advisors, including its scientific and clinical advisors, to assist the Company in formulating its research and development strategy. All of the Company's consultants and advisors are employed by employers other than the Company and have commitments to or consulting or advisory contracts with other entities that may limit their availability to the Company.

     Absence of Sales and Marketing Organization. The Company has limited experience in market development and no experience in sales, marketing or distribution. To market any of its products directly, the Company must obtain access to marketing and sales forces with technical expertise and with supporting distribution capability. To this end, the Company believes that it will likely need to find a corporate partner who can provide primary responsibility for commercialization of pramlintide. There can be no assurance that the Company will be able to find such a corporate partner, or that such a corporate partner will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for products.

     Uncertainty of Pharmaceutical Pricing and Reimbursement. AMYLIN's ability to commercialize its products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. The levels of revenues and profitability of pharmaceutical companies may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, both in the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. If the Company succeeds in bringing pramlintide to the market, there can be no assurance that it will be considered cost effective and that reimbursement will be available or will be sufficient to allow the Company to sell pramlintide on a competitive basis. This could have a material adverse effect on the Company's business.

     Product Liability and Insurance. The Company's business exposes it to potential product liability risks which are inherent in the testing, manufacturing and marketing of human therapeutic products. Although the Company currently has product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms or that insurance will provide adequate coverage against potential liabilities.

     Hazardous Materials. The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, others may seek to hold the Company liable for any damages that result and any such liability could exceed the resources of the Company.

     Volatility of Stock Price. The market prices for securities of biopharmaceutical and biotechnology companies, including AMYLIN, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. Given the uncertainty of the Company's future funding and the pending announcement of results of the Company's two six-month European Phase III clinical trials (expected during the fourth quarter of 1998), the Company expects that there may be increased volatility of its stock price, above that which it has historically experienced, during the next twelve months. In addition, factors such as fluctuation in the Company's operating results, announcements of additional clinical trial results, technological innovations or new commercial therapeutic products by the Company or its competitors, governmental policy or regulation, developments in patent or other proprietary rights, developments in the Company's relationships with collaborative partners, public concern as to the safety of drugs developed by the Company and general market conditions may have a significant effect on the market price of the Common Stock.

     The Company's Common Stock is listed for trading on the Nasdaq National Market System ("Nasdaq"), which requires certain minimum market prices for equity securities listed on Nasdaq. In the event the Company's stock price does not meet the minimum requirements for listing on Nasdaq, the Company's securities may be delisted from Nasdaq. There can be no assurance that the Company will be able to maintain the listing of its Common Stock on Nasdaq or any other exchange.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby are estimated to be $12.7 million, after deducting the estimated offering expenses payable by the Company.


     The Company intends to use the proceeds of this Offering for the ongoing development of pramlintide, including the Phase III efficacy studies, and for the support of its other research, discovery and development programs and other general corporate purposes. To the extent that clinical trials of pramlintide progress as planned, the Company's research and development expenses will include costs of supplying materials for and conducting pramlintide clinical trials, expanding the potential patient use and indications for pramlintide, further exploring amylin biology and continuing to broaden its research base to investigate new drug targets for the treatment of metabolic disorders, including diabetes, obesity and dyslipidemia. The amounts actually expended for each purpose may vary significantly depending on numerous factors, including the progress of the Company's research and development programs, the results of preclinical studies and clinical trials, the timing of regulatory submissions and approvals, if any, technological advances, determinations as to commercial potential of the Company's compounds and the status of competitive products. Expenditures will also depend upon availability of additional sources of funds, the establishment of collaborative arrangements with other companies, and other factors. The Company anticipates that its existing available cash, interest income from cash investments, financial payments through August 1998 by Johnson & Johnson under its collaboration agreement with the Company, and the proceeds of this Offering will be adequate to fund the Company's activities until late in the first quarter of 1999.

     In addition, the Company from time to time considers acquisitions of complementary businesses, assets or technologies and, although there are no current agreements or understandings with respect to any such acquisition, the Company desires to be able to respond to opportunities as they arise.

     Pending such uses, the Company will invest the net proceeds in investment-grade, interest-bearing marketable securities.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AMLN." The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock on the Nasdaq National
Market:


                                                               HIGH     LOW
                                                              ------   ------
1998
  Third Quarter (through July 22, 1998).....................  $ 4.13   $ 3.31
  Second Quarter............................................    6.88     2.69
  First Quarter.............................................    6.38     2.50
1997
  Fourth Quarter............................................  $ 9.75   $ 4.75
  Third Quarter.............................................   15.50     6.88
  Second Quarter............................................   14.00    10.00
  First Quarter.............................................   16.63    11.88
1996
  Fourth Quarter............................................  $13.50   $10.75
  Third Quarter.............................................   13.63     8.13
  Second Quarter............................................   12.25     9.00
  First Quarter.............................................   13.50     9.25



     The last reported sale price of the Common Stock on the Nasdaq National Market on July 22, 1998 was $3.31. As of July 22, 1998, there were approximately 1,100 stockholders of record of the Company's Common Stock.


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth at March 31, 1998 the actual capitalization of the Company, and the capitalization as adjusted to reflect the receipt of the estimated net proceeds from the sale of the 4,000,000 shares of Common Stock being offered by the Company hereby after deducting the estimated offering expenses payable by the Company.



                                                                   MARCH 31, 1998
                                                              ------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    -----------
                                                                   (IN THOUSANDS)
Long-term notes payable and obligation under capital
  leases....................................................  $   3,308     $   3,308
Long-term notes payable to related party, net of discount...     35,358        35,358

Stockholder's equity:
  Preferred stock, $.001 par value; 7,500,000 shares
     authorized; no shares issued or outstanding............         --            --
  Common stock, $.001 par value; 50,000,000 shares
     authorized; 32,492,478 shares issued and outstanding;
     and 36,492,478 shares
     to be outstanding as adjusted(1)(2)....................         32            36
  Additional paid-in capital................................    215,973       228,619
  Accumulated deficit.......................................   (224,551)     (224,551)
  Deferred compensation.....................................       (857)         (857)
  Unrealized (gains) losses on short-term investments.......         (1)           (1)
                                                              ---------     ---------
     Total stockholders' equity (net capital deficiency)....     (9,404)        3,246
                                                              ---------     ---------
          Total capitalization..............................  $  29,262     $  41,912
                                                              =========     =========


---------------
(1) Excludes 8,220,000 shares reserved for issuance under the Company's stock option plans, of which 5,967,404 shares were subject to outstanding options as of March 31, 1998 at a weighted average exercise price of $7.02 per share (reflecting the repricing of certain options in April 1998), and 1,550,950 shares reserved for issuance under outstanding warrants to purchase shares of the Company's Common Stock having a weighted average exercise price of $11.99 per share.

(2) On May 20, 1998, the Company's stockholders approved an amendment to the Company's Amended and Restated Certificate of Incorporation increasing the number of shares of Common Stock authorized to 100,000,000 shares. A Certificate of Amendment reflecting this amendment was filed with the Delaware Secretary of State on May 29, 1998.

                                    DILUTION


     The Company's net tangible book value (deficit) at March 31, 1998 was $(11,171,000), or $(0.34) per share of Common Stock. Net tangible book value (deficit) per share represents the amount of the Company's total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the net tangible book value (deficit) per share of Common Stock. After giving effect to the sale by the Company of the 4,000,000 shares of Common Stock offered hereby (after deducting estimated offering expenses), the pro forma net tangible book value of the Company at March 31, 1998 would have been $1,479,000 or $0.04 per share, representing an immediate increase of $0.38 per share to existing stockholders and an immediate dilution of $3.21 per share to new investors. The following table illustrates this dilution to new investors:



Public offering price per share(1)..........................            $3.25
  Net tangible book value (deficit) per share at March 31,
     1998...................................................  $(0.34)
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................    0.38
                                                              ------
  Pro forma net tangible book value per share after
     Offering...............................................             0.04
                                                                        -----
  Dilution per share to new investors.......................            $3.21
                                                                        =====


---------------
(1) Before deduction of estimated offering expenses to be paid by the Company.

     The preceding table assumes no exercise of any outstanding options or warrants to purchase Common Stock. At March 31, 1998, there were 5,967,404 shares of Common Stock issuable upon exercise of outstanding options with a weighted average exercise price of $7.02 per share (reflecting the repricing of certain options in April 1998) and 1,550,950 shares of Common Stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $11.99 per share. To the extent outstanding options are exercised, there will be further dilution in net tangible book value per share of Common Stock to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data set forth below with respect to the Company's consolidated statements of operations for each of the years in the three-year period ended December 31, 1997 and with respect to the consolidated balance sheets at December 31, 1996 and 1997, are derived from the consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included in this Prospectus and are qualified by reference to such financial statements and the notes related thereto. The consolidated statement of operations for the three months ended March 31, 1997 and 1998 are derived from unaudited financial statements included in this Prospectus. The consolidated balance sheet data at December 31, 1993, 1994 and 1995, and the consolidated statement of operations data for the years ended December 31, 1993 and 1994, are derived from audited financial statements not incorporated by reference or included in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included in this Prospectus.

                                                                                                  THREE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                     MARCH 31,
                                           ----------------------------------------------------   ------------------
                                             1993       1994       1995       1996       1997      1997       1998
                                           --------   --------   --------   --------   --------   -------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Revenues under collaborative
    agreements:
    Related party........................  $     --   $     --   $ 17,045   $ 35,803   $ 42,609   $12,358   $  7,086
    Other................................       667        500         --         --         --        --         --
  Expenses:
    Research and development.............    18,988     30,255     39,377     64,998     82,281    16,530     18,169
    General and administrative...........     4,387      6,383      8,318     10,420     15,592     2,847      2,923
                                           --------   --------   --------   --------   --------   -------   --------
                                             23,375     36,638     47,655     75,418     97,873    19,377     21,092
    Net interest income (expense)........     2,195      1,637      1,341      1,828        637       370       (813)
                                           --------   --------   --------   --------   --------   -------   --------
    Net loss.............................  $(20,513)  $(34,501)  $(29,269)  $(37,787)  $(54,627)  $(6,649)  $(14,819)
                                           ========   ========   ========   ========   ========   =======   ========
    Net loss per share...................  $  (1.15)  $  (1.71)  $  (1.23)  $  (1.31)  $  (1.70)  $ (0.21)  $  (0.46)
                                           ========   ========   ========   ========   ========   =======   ========
    Shares used in computing net loss per
      share..............................    17,867     20,185     23,854     28,745     32,156    32,023     32,438
                                           ========   ========   ========   ========   ========   =======   ========

                                                                      DECEMBER 31,
                                                 -------------------------------------------------------   MARCH 31,
                                                   1993       1994       1995        1996        1997        1998
                                                 --------   --------   ---------   ---------   ---------   ---------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments................................  $ 56,250   $ 29,149   $  53,521   $  62,123   $  52,748   $  34,991
  Working capital..............................    54,435     26,209      45,268      46,691      31,303      18,239
  Total assets.................................    62,029     37,306      61,949      73,533      65,338      47,405
  Long-term notes payable and obligation under
    capital lease..............................       819      2,177       1,410       1,990       3,047       3,308
  Long-term notes payable to related party.....        --         --       1,020       4,345      33,933      35,358
  Accumulated deficit..........................   (53,548)   (88,049)   (117,318)   (155,105)   (209,732)   (224,551)
  Total stockholders' equity (net capital
    deficiency)................................    58,162     30,869      49,754      48,534       4,649      (9,404)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and the related notes thereto incorporated by reference herein. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include, without limitation, those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus or incorporated herein by reference.

OVERVIEW

     Since its inception in September 1987, Amylin has devoted substantially all of its resources to its research and development programs. Substantially all of the Company's revenues to date have been derived from fees and expense reimbursements under collaborative agreements and from interest income. Amylin has no product sales and has not received any revenues from the sale of products. The Company has been unprofitable since its inception and expects to incur additional operating losses for the next several years. As of March 31, 1998, the Company's accumulated deficit was approximately $225 million.

     Since June 1995, the Company and Johnson & Johnson have been collaborating on the development and commercialization of pramlintide, a diabetes drug candidate that was invented and patented by the Company and which is now in Phase III clinical trials. Through March 31, 1998, Johnson & Johnson entities made various financial payments to the Company totaling $170 million. In late February 1998, Johnson & Johnson provided the Company with six months' notice of its intention to terminate their collaboration with the Company. Johnson & Johnson's financial and other obligations under the Collaboration Agreement will continue during the termination notice period. Based upon Johnson & Johnson's decision, in early March 1998 AMYLIN initiated the process of restructuring its operations by reducing its workforce by approximately 25% and reducing other non-personnel related expenses. The Company anticipates that its ongoing restructuring, its existing available cash, interest income from cash investments, financial payments through August 1998 from Johnson & Johnson under the Collaboration Agreement and the proceeds of this Offering will permit the Company to finance its current operations until late in the first quarter of 1999.

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED MARCH 31, 1998

  Revenue

     The Company had $7.1 million of revenue for the three months ended March 31, 1998 as compared to $12.4 million for the same period in 1997. The revenues recognized in 1998 and 1997 were related to the Company's Collaboration Agreement dated as of June 20, 1995 (the "Collaboration Agreement") with Johnson & Johnson. Revenues in 1998 were comprised of Johnson & Johnson's reimbursement of its one-half share of pramlintide development expenses incurred by AMYLIN during the first quarter. Revenues in the first quarter of 1997 were comprised of Johnson & Johnson's reimbursement of its one-half share of pramlintide development expenses incurred by AMYLIN and a $6.0 million option fee payment made by Johnson & Johnson.

  Operating Expenses

     The Company's total operating expenses for the quarter ended March 31, 1998 increased to $21.1 million from $19.4 million for the same period in 1997.

     Research and development expenses increased to $18.2 million for the three months ended March 31, 1998 as compared to $16.5 million for the same period in 1997. The increase in these expenditures was primarily due to the costs of the Company's ongoing pramlintide clinical development efforts. In addition to increased clinical trial expenses, the Company also incurred increased personnel expenses and facilities related expenses in support of the pramlintide program.

     General and administrative expenses increased slightly to $2.9 million for the three months ended March 31, 1998 as compared to $2.8 million for the same period in 1997. The increase was primarily due to increased personnel expenses.

  Other Income and Expense

     Interest and other income is principally comprised of interest income from investment of the Company's cash reserves. Interest and other income was $0.5 million for the quarter ended March 31, 1998 as compared to $0.7 million for the same period in 1997. The decrease in interest and other income was primarily due to lower average cash reserves available for investment for the three months ended March 31, 1998 as compared to the same period in 1997.

     Interest and other expense is principally comprised of interest expense resulting from long-term debt obligations. Debt financing has been utilized by the Company to acquire laboratory and other equipment, to fund tenant improvements to the Company's facilities, and for other working capital purposes. In addition, in accordance with the terms of the Collaboration Agreement, Johnson & Johnson has advanced AMYLIN's share of pramlintide pre-launch marketing expenses incurred since the date of the collaboration. Separately, in September 1997, the Company received proceeds of approximately $30.6 million from a draw down under its development loan facility with Johnson & Johnson. The proceeds were used to fund the Company's one-half share of development expenses for its pramlintide invention during the second through fourth quarters of 1997. In conjunction with the borrowing under the development loan facility, the Company issued warrants to Johnson & Johnson to purchase 1,530,950 shares of the Company's common stock. The estimated value of the warrants will be amortized to interest expense over the life of the development loan facility. Both the development loan and the pre-marketing loan were provided under the terms and conditions of the Company's Loan and Security Agreement with Johnson & Johnson (the "Loan Agreement") and will be repaid with interest over time out of the Company's share of future pramlintide profits, if any, subject to certain exceptions set forth in the Loan Agreement. Interest and other expense increased to $1.3 million for the three months ended March 31, 1998 from $0.3 million for the same period in 1997. The increase in interest and other expense was primarily due to the interest associated with the development loan debt, amortization of the valuation placed on the warrants, and interest expense related to the pre-marketing loan.

  Net Loss

     The net loss for the quarter ended March 31, 1998 was $14.8 million compared to a net loss for the same quarter in 1997 of $6.6 million. The increase in the net loss was due to decreased collaborative revenues, increased operating expenses and increased interest expense.

     AMYLIN expects to incur substantial operating losses over the next several years due to continuing expenses associated with its research and development programs, including clinical development of pramlintide, preclinical and potential clinical testing of additional product candidates, and related general and administrative support. Operating losses may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenues recognized.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations primarily through private placements of Preferred Stock, sales of Common Stock, reimbursement of pramlintide development expenses through its collaboration with Johnson & Johnson, and debt financings.

     In June 1995, the Company entered into the Collaboration Agreement for the development and commercialization of pramlintide, a diabetes drug candidate which was invented and patented by the Company and is currently in Phase III clinical trials. In conjunction with the Collaboration Agreement, the

Company simultaneously entered into the Loan Agreement and a Stock Purchase Agreement with Johnson & Johnson.

     In September 1997, the Company received proceeds of approximately $30.6 million from a draw down under its development loan facility with Johnson & Johnson. The proceeds were applied against the Company's one-half share of development expenses for pramlintide incurred during the second through fourth quarters of 1997. The loan carries an interest rate of 9.0%. In conjunction with the borrowing, the Company issued warrants to Johnson & Johnson to purchase 1,530,950 shares of the Company's common stock with a fixed exercise price of $12 per share and a 10-year exercise period. The loan is repayable 12 months after approval of a new drug application for pramlintide out of 50% of the Company's pramlintide profits, subject to certain exceptions set forth in the Loan Agreement. The loan is secured by the Company's issued patents and pending patent applications relating to amylin.

     In late February 1998, Johnson & Johnson provided the Company six months' notice of its intention to terminate their collaboration. All product rights held by the collaboration will be returning to AMYLIN following the termination of the collaboration. Johnson & Johnson's financial and other obligations under the Collaboration Agreement will continue during the termination notice period. Based upon Johnson & Johnson's decision, in early March 1998 AMYLIN initiated the process of restructuring its operations by reducing its workforce by approximately 25% and reducing other non-personnel related expenses. The Company anticipates that its ongoing restructuring, its existing available cash, interest income from cash investments, financial payments through August 1998 from Johnson & Johnson under the Collaboration Agreement and the proceeds of this Offering will permit the Company to finance its current operations until late in the first quarter of 1999.

     Prior to Johnson & Johnson's notification of its intent to terminate the collaboration, the regulatory strategy for pramlintide was based on plans for global filings in both Type I and Type II diabetes during the first half of 2000. However, as the Phase III trials have proceeded, AMYLIN scientists and advisors have concluded that available data should support an earlier filing for use by Type I patients. In the major pharmaceutical markets, there are about two-million Type I patients for whom the only important glucose-control drug is insulin. The Company believes that Europe offers the earliest market opportunity. Thus, AMYLIN aims to file its first marketing application for pramlintide in Europe for Type I diabetes during the first half of 1999 and, subject to the approval of this indication and the results of its ongoing clinical trials, plans to submit regulatory filings for pramlintide in Europe for Type II diabetes in the first half of 2000.

     The Company plans to file a New Drug Application for pramlintide in the United States during the first half of 2000 for Type I and Type II diabetes. The acceleration of the regulatory filing in Europe for Type I diabetes will require a significant dedication of resources, including financial resources, to that program.

     At March 31, 1998, the Company had $35.0 million in cash, cash equivalents and short-term investments as compared to $52.7 million at December 31, 1997. The Company invests its cash in U.S. government and other highly rated liquid debt instruments.

     The Company intends to use its financial resources for the ongoing development of its pramlintide invention, including the Phase III clinical trials, for its exendin research program and for other general corporate purposes. To the extent that clinical trials of the Company's compounds progress as planned, research and development expenses will include costs of supplying materials for and conducting pramlintide clinical trials, research activities to further explore amylin biology and research and development of other compounds targeted at metabolic diseases. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the progress of the Company's research and development programs, the results of preclinical and clinical studies, the timing of regulatory submissions and approvals, if any, technological advances, determinations as to commercial potential of the Company's compounds, and the status of competitive products. Expenditures will also depend upon the availability of additional sources of funds, the establishment of collaborative arrangements with other companies, and other factors.

     As of March 31, 1998, the Company leased or sub-leased approximately 141,000 square feet of space. In association with the Company's process of restructuring its operations, the Company intends on reducing its ongoing facilities lease expense during 1998. The Company did not renew a sub-lease which expired at the end of June 1998 for 14,000 square feet. The Company also has sub-leased an additional 42,000 square feet of space to a third party for a period of two years commencing June 1, 1998. At this time, the Company expects to incur less than $1.0 million of capital expenditures in the remainder of 1998. These expenditures will primarily be directed toward the purchase of new equipment to support its research and development efforts and for tenant improvements.

     The Company does not expect to generate a positive internal cash flow for several years due to substantial additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and general and administrative expenses necessary to support such activities. The Company's cash resources will be directed toward the funding of the Phase III clinical trials and other ancillary studies in its pramlintide clinical program, for its exendin research program and for other general corporate purposes. The Company plans to continue advancing its expanded research and development pipeline when resources permit. The Company anticipates that its corporate restructuring, its existing cash, including interest income from cash investments, financial payments through August 1998 from Johnson & Johnson under the Collaboration Agreement and the proceeds of this Offering, will be adequate to satisfy the Company's capital requirements until late in the first quarter of 1999. The Company believes that if the results of its two six-month European Phase III clinical trials for pramlintide are available when expected by the Company and if those results improve upon the results of the Company's initial Phase III clinical trials, it should be able to raise additional funds through other corporate partnerships, equity offerings, debt offerings and/or investor partnerships. However, there can be no assurance that additional financial resources will be raised in the necessary time frame or on terms favorable to the Company, if at all. In the event that AMYLIN is unable to obtain additional financing on acceptable terms, the Company will not have the financial resources to continue research and development of pramlintide or any of the Company's other product candidates.

     The Company cannot assure that any of its drug candidates will successfully meet any or all of their development goals. Important technical milestones remain to be achieved before the Company can commercialize any of its products, and failure to achieve these milestones could seriously jeopardize the Company's chances of success and its financial condition would be adversely affected. The Company's future capital requirements will depend on many factors, including the results of its six-month European Phase III clinical trials (expected in the fourth quarter of 1998), the ability of the Company to establish one or more development and/or commercialization collaborations for its pramlintide program, progress with its other ongoing and new preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, scientific progress in its non-pramlintide research and development programs, the magnitude of these programs, the costs involved in preparing, filing, prosecuting, maintaining, enforcing or defending itself against patents, competing technological and market developments, changes in collaborative relationships and the costs of manufacturing scale-up.

     Prior to marketing, any drug developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA and equivalent foreign authorities. Human clinical testing is now underway on the Company's first product candidate, pramlintide. Subject to compliance with FDA and foreign authorities regulations, the Company plans to undertake extensive clinical testing in an effort to demonstrate optimal dose, safety, and efficacy for its product candidates in humans. Although the Company believes the initial Phase III clinical data about pramlintide's clinical value warrants continuing with the Phase III development program, there can be no assurance that these studies will confirm or improve the results of the initial Phase III clinical trials to date or that the data will support regulatory approval of pramlintide. Further testing of pramlintide and the Company's other product candidates in research or development may reveal undesirable and unintended side effects or other characteristics that may prevent or limit their commercial use. The Company or the regulatory authorities may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks. There can be no assurance that the Company will not encounter problems in clinical trials which will cause the Company or the regulatory authorities to delay or suspend clinical trials or delay the analysis of data therefrom. In addition, there can be no assurance that any of the Company's products will obtain regulatory approval for any indication. Products, if any, resulting from AMYLIN'S research and development programs are not expected to be commercially available for a number of years.

                                    BUSINESS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results in the future could differ significantly from the results discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

GENERAL

     Amylin Pharmaceuticals, Inc. ("AMYLIN" or the "Company") is focused on identifying and developing novel therapeutics for treating people with diabetes and other metabolic disorders. The Company is conducting Phase III clinical trials of its lead drug candidate, pramlintide, to establish its safety and efficacy for improving metabolic control in people with Type I (juvenile-onset) and with Type II (maturity-onset) diabetes requiring insulin therapy. This combined patient population comprises about seven million people in the major pharmaceutical markets. Pramlintide, a molecule that was invented and patented by the Company, is a synthetic analog of the human hormone amylin. Amylin was discovered by the Company's co-founder Dr. Garth Cooper and Mr. Tony Willis while working together at Oxford University.

     Since June 1995, AMYLIN has been collaborating with Johnson & Johnson in developing pramlintide; however, in February 1998, AMYLIN was notified by Johnson & Johnson of its intention to withdraw from the collaboration at the end of August 1998. The Company was surprised by Johnson & Johnson's decision to withdraw since there had been no new clinical results since August 1997, and the Company's four ongoing Phase III clinical trials were continuing as planned. AMYLIN believes that Johnson & Johnson made a portfolio decision to invest its resources elsewhere.

     As structured, the Johnson & Johnson collaboration provided for, among other things, a fifty-fifty sharing arrangement whereby each party would be responsible for one-half of all development and commercialization costs and would share one-half of all profits derived from pramlintide. As a result of Johnson & Johnson's withdrawal, Johnson & Johnson has relinquished all rights to share in any pramlintide profits. Both companies are obligated to continue to perform their obligations under the current agreement through the termination of the collaboration in late August 1998.

     AMYLIN is continuing to develop pramlintide and plans to complete its four ongoing pivotal Phase III clinical trials as planned. Enrollment in the Company's two European Phase III clinical trials for Type I and Type II diabetes was completed in the first quarter of 1998, and AMYLIN plans to announce the results of these two six-month studies in the fourth quarter of this year. Enrollment in the Company's two one-year United States Phase III clinical trials for Type I and Type II diabetes was completed in July 1998. Results from the two U.S. clinical trials are expected in the second half of 1999.

     The Company believes that Europe offers the earliest market opportunity for pramlintide. Thus, AMYLIN plans to file its first marketing application for pramlintide in Europe for Type I diabetes during the first half of 1999. The Company then plans to file a marketing application for pramlintide in Europe for Type II diabetes in the first half of 2000, subject to European approval for Type I diabetes. The Company also plans on filing a New Drug Application for pramlintide in the United States for Type I and Type II diabetes during the first half of 2000.

     Based on 38 completed and ongoing clinical trials involving approximately 5,000 subjects, the Company believes that pramlintide should aid insulin-using patients in achieving better control of their metabolic functions. The Company expects treatment outcomes to include improved glucose control without increased hypoglycemia, improved weight control and healthier cholesterol profiles. In the Company's view, pramlintide's excellent safety and tolerability profile appears to be consistent with its mechanism of action, which replaces the desired effects of a disease-induced hormone deficiency.

     Since its inception, the Company has spent over $300 million building its integrated drug discovery and development expertise. With its lead drug candidate now well advanced in clinical development, AMYLIN has broadened its research pipeline and is developing other potential drug candidates for treating metabolic disorders, including diabetes, obesity and dyslipidemia, and for treating cardiovascular risk-factors associated with the development of atherosclerosis. Although certain of these research programs have been slowed down in order to conserve the Company's financial resources, the Company believes these programs have the potential to provide the Company with additional product candidates.

BACKGROUND

     Diabetes is a major global health problem which is inadequately treated by available drugs. The International Diabetes Federation estimates that over 100 million people worldwide are afflicted with this disease. Diabetes costs the American economy over $100 billion annually, according to a study reported in the Journal of Clinical Endocrinology and Metabolism, which went on to say that ". . . health care expenditures for people with diabetes constituted about one in seven health care dollars spent in 1992." Moreover, the American Medical Association reports that the incidence of diagnosed diabetes as a percentage of the American population has tripled since 1958, and that the total number of diagnosed and undiagnosed cases has grown to about 16 million.

     Diabetes occurs when the pancreas no longer produces enough insulin, a hormone that regulates the metabolism of blood-glucose. In Type I (juvenile-onset) diabetes, which afflicts about 10% of all people with diagnosed diabetes in developed countries, the pancreatic beta-cells that make insulin have been destroyed. In the more prevalent form of diabetes, Type II (maturity-onset), the beta-cells are unable to produce enough insulin to compensate for patients' poor sensitivity to insulin in glucose-using tissues (a condition called insulin resistance). In both Type I and Type II diabetes, the insulin deficiency results in abnormally high blood-glucose concentrations, a condition called hyperglycemia which is an important cause of the degenerative complications associated with diabetes, including blindness, kidney failure and nerve damage. In addition, many authorities believe hyperglycemia plays a role in the development of heart disease.

     Since its discovery in 1921, insulin replacement therapy has played a central role in treating diabetes. For people with Type I diabetes, insulin injections are essential, since these patients would otherwise die. For people with Type II diabetes, oral medications that either stimulate greater insulin production or enhance insulin sensitivity may improve metabolic control. However, as many as 20% of people with newly diagnosed Type II diabetes do not respond to oral therapy. Moreover, Type II patients who do respond to oral therapy become progressively resistant over time, with as many as 10% each year ceasing to derive a therapeutic benefit. Thus, an estimated 40% of people diagnosed with Type II diabetes are using insulin injections to manage their disease. The Company estimates that in the major pharmaceutical markets as many as two million people with Type I diabetes and five million people with Type II diabetes use insulin to help control their blood-glucose concentrations.

     Despite over 75 years of efforts to improve insulin therapy, most people with diabetes have great difficulty achieving optimal glucose control with insulin alone. For superior glucose control, each insulin injection must be adjusted to reflect the person's pre-meal blood-glucose concentration and the carbohydrate content of the meal. These adjustments require multiple finger-pricks each day for glucose monitoring. Aggressive efforts to bring blood-glucose concentration down into the normal range using intensive insulin therapy increase the risk of blood-glucose concentration falling too low, a condition called hypoglycemia which can cause unpleasant and dangerous effects that include sweating, disorientation, personality changes, coma, convulsions, and even death. To avoid hypoglycemia, many people with diabetes maintain above normal blood-glucose concentrations, but thereby increase their risk of degenerative complications from the disease.

     In June 1993, the National Institutes of Health announced the results of the Diabetes Control and Complications Trial ("DCCT"). This decade-long, prospective study of over 1,400 people with Type I diabetes established the importance of glucose control as a determinant of long-term risk of degenerative complications. The quality of glucose control for each DCCT participant was determined by measuring the proportion of blood-hemoglobin which had chemically combined with blood-glucose to form glycated hemoglobin(%HbA1c). This measurement is a recognized indicator of average blood-glucose concentration over the three- to four-month period prior to testing, and lower %HbA1c values are indicative of better glucose control. In healthy, non-diabetic individuals, %HbA1c is usually below about 6.0, which therefore is an outcome goal for diabetes therapy. However, very few patients with diabetes are able to maintain normal %HbA1c values, and the American Diabetes Association ("ADA") has recommended that steps be taken to improve glucose control when patients' %HbA1c values exceed 8.0.

     This ADA intervention guideline is based on data from the DCCT which showed definitively that the risk of degenerative complications is greatly reduced if blood-glucose concentrations in people with Type I diabetes can be brought closer to normal. However, the intensive insulin therapy used to achieve this benefit had several side effects and disadvantages, including (1) a three-fold increase in severe hypoglycemia compared with the control group, (2) an average weight gain of 10 to 15 pounds per patient, (3) a highly burdensome treatment regimen requiring strict patient compliance, and (4) intensive and costly support from diabetes care-givers. As a result of these side effects and disadvantages, most people using insulin currently are unable to achieve normal blood-glucose concentrations. In view of the health problems and economic costs associated with this failure to achieve optimal glucose control, the Company believes that significant value would result from a new medicine that could safely improve glucose control without imposing unacceptable treatment and cost burdens.

     Although the DCCT study involved people with Type I diabetes only, many experts believe that the conclusions of that study concerning the benefits of glucose control are also applicable to people with Type II diabetes.

  Amylin: The Partner Hormone in Glucose Control

     In 1987, researchers at the University of Oxford announced their discovery that the pancreatic beta-cells which make insulin also produce a second peptide, amylin. In the years since amylin's discovery, extensive research in animals and humans has generated data consistent with the idea that amylin is a partner hormone to insulin:

     - Rising blood-glucose concentrations stimulate increases in blood concentrations of amylin, so that both amylin and insulin concentrations normally increase after meals.

     - Amylin exerts biological effects relevant to maintaining normal glucose metabolism, including initiation of satiety, regulation of nutrient transit through the gastrointestinal tract, pancreatic secretion of digestive enzymes, and suppression of post-meal glucagon (a pancreatic hormone which stimulates liver production of glucose).

     - In people with diabetes who need insulin therapy, both the endogenous insulin and amylin responses are deficient.

     The Company was founded to undertake research and development aimed at the potential therapeutic implications of the amylin discovery. To this end, the Company began preclinical research with the hormone amylin and its analogs in late 1987. Since 1992, the Company has been conducting clinical studies to determine whether replacing the desired actions of amylin -- using pramlintide, the Company's patented synthetic chemical analog of human amylin -- can safely improve metabolic control in people with diabetes.

INITIAL PHASE III CLINICAL RESULTS

     The Company is performing extensive clinical trials aimed at understanding the effects of amylin replacement therapy with pramlintide in patients with diabetes. Almost 1,700 subjects have been enrolled in 28 completed and ongoing Phase I and II clinical trials designed to measure safety parameters, mechanisms of action, interactions with insulin and oral drugs, and effects on post-meal glucose metabolism. The completed and ongoing Phase III clinical trials are scheduled to enroll over 3,300 subjects in order to establish safety and efficacy in chronic dosing of pramlintide for 6- to 12-month periods. This Phase III program comprises six double-blind, placebo-controlled studies (two for each type of diabetes in the U.S., and one for each type in Europe) and two open-label, long-term safety studies.

     In August 1997, AMYLIN announced results from the two initial Phase III clinical trials: the Company interpreted the outcomes as positive in Type I diabetes and encouraging in Type II diabetes. Pramlintide improved glucose control without increased hypoglycemia, and it improved weight control and cholesterol profiles for many patients. These studies also extended pramlintide's excellent safety and tolerability profile to dosing of up to 12 months. The most common drug-related side effect in the studies was initial transient nausea, which in most patients was relatively mild and usually dissipated during the initial 14 days of treatment; only at the highest drug dose in the Type II study was the patient dropout rate different from the dropout rate in the placebo group.

     The Company believes that the results from these initial Phase III clinical trials of pramlintide effects on %HbA1c were confounded by a tendancy for patients receiving a placebo to increase their insulin doses during the course of the studies to a greater degree than did patients receiving pramlintide. Because insulin exerts a strong glucose lowering effect, changes in insulin dosing can be expected to obfuscate the pramlintide drug effect and affect the difference in glucose endpoints between the placebo (insulin only) and drug (insulin plus pramlintide) treatment groups. To isolate better the pramlintide drug effect, protocol modifications were incorporated in the Company's four ongoing Phase III clinical trials. See "Remaining Phase III Clinical Program."

  Results in Type I Diabetes

     In August 1997, the Company released the results from its first Phase III clinical trial involving Type I diabetics. The study was a double-blind, placebo controlled study and involved 477 patients for a 12-month treatment period. The pramlintide dosing regimen was 30 micrograms four-times daily, with certain patients escalating to 60 micrograms at 20 weeks.

     Unfortunately, the effects of pramlintide on glucose control for all patients in the study (i.e., the "intent to treat" results) were less than expected. Type I patients who self-administered pramlintide together with insulin for 12 months experienced a statistically significant, average reduction in %HbA1c of about 0.3 compared to patients in the placebo group who received only insulin. Pramlintide patients achieved this improvement without any increase in the frequency or severity of hypoglycemia. In fact, the incidence of severe hypoglycemia (requiring assistance and/or medical intervention) was lower in the drug group, an important potential benefit if this finding is replicated in the ongoing Phase III clinical trials. In contrast, intensification of insulin therapy to lower average blood glucose increases the risk of hypoglycemia.

     The 0.3 reduction in %HbA1c represents a useful improvement for many patients with Type I diabetes. However, AMYLIN believes that this result did not properly isolate pramlintide's effect on %HbA1c from the glucose-lowering effects of insulin, and that pramlintide's effect on %HbA1c should be higher in patients with relatively poor glucose control. In addition, the Company believes that these initial Phase III results were confounded by a tendency for patients receiving placebo to increase their insulin doses during the course of the study to a greater degree than did patients receiving pramlintide. Consequently, the Company has revised several design parameters of the ongoing Type I studies. See "Remaining Phase III Clinical Program." The Company believes that the outcome of these design changes may be better in light of the glucose-lowering results for relevant patient subgroups in the initial Type I study.

     In addition to improved glucose control, Type I patients who received pramlintide also experienced other metabolic benefits that were statistically significant. Patients receiving pramlintide lost weight, while the insulin-only group gained weight. In contrast, weight gain is a usual side effect of intensifying insulin therapy to improve glucose control. Also, patients in the treatment group improved their cholesterol profiles over the course of the 52-week study as compared to the patients in the control group receiving only insulin. Both obesity and inappropriate cholesterol levels are risk factors for cardiovascular disease, the leading cause of mortality among patients with diabetes.

  Results in Type II Diabetes

     In August 1997, the Company also released the results from its first Phase III clinical trial involving Type II diabetics. The study was a double-blind, placebo controlled study and involved 539 patients for a 12-month treatment period. The pramlintide dosing regimen was 30 micrograms, 75 micrograms, and 150 micrograms three-times daily.

     Insulin-using patients with Type II diabetes who added pramlintide to their therapeutic regimen appeared to improve their glucose control; however, as in the Type I diabetes study, unfortunately, the effects of pramlintide based on the intent to treat results were less than expected. %HbA1c reductions at 12 months were about 0.2 at 75 mg and about 0.3 at 150 mg doses of drug compared to placebo, but these results did not achieve statistical significance. The Company believes these results would have been statistically significant if the number of patients enrolled in the study had been larger. For the same reasons as in the Type I diabetes study, the Company believes that revisions incorporated in the ongoing Type II studies may result in more robust effects on %HbA1c. See "Remaining Phase III Clinical Program."

     Type II patients who received pramlintide for 12 months benefited from a statistically significant reduction in body weight ranging from 3.7 pounds to
7.0 pounds, depending on dose, compared to patients receiving insulin alone. Weight loss is particularly important in Type II diabetes, because most patients with this disorder are obese, and obesity exacerbates insulin resistance. Intensification of insulin therapy to overcome this resistance and the use of certain popular oral hypoglycemic agents typically lead to weight gain. Therefore, breaking this obesity cycle would be particularly important in managing Type II diabetes. Due to the limited amount of fasting cholesterol data available at baseline, conclusions regarding cholesterol profiles could not be drawn for Type II patients.

REMAINING PHASE III CLINICAL PROGRAM

     In order to create study designs that will better isolate the pramlintide drug effect in patients with poor glucose control, and thus enhance regulatory filings, the Company has incorporated important design changes in the four ongoing blinded trials (two six-month studies in Europe and Canada, and two one-year studies in the United States):

     - The Company raised the %HbA1c patient entry threshold to (greater than or equal to) 8.0. This criterion conforms the studies with the ADA guideline for therapeutic intervention. Analysis of the initial Phase III results indicated that excluding patients who have achieved good control with insulin alone may result in more robust %HbA1c responses to pramlintide administration.

     - The Company instituted a number of protocol changes aimed at stabilizing insulin dosing so that the relevant effects of pramlintide on %HbA1c can be better measured. These changes include:

      -- three-month lead-in periods during which patients who vary their insulin dosing by more than (plus or minus) 10% can be identified and excluded;

      -- blinding of %HbA1c data, with values to be reported to caregivers only when %HbA1c trends require treatment intervention for safety reasons;

      -- and persistent attention by caregivers and patients to stabilizing insulin dosing over the course of the studies.

     - The Company decided to define in a prospective manner relevant patient subgroups which isolate the beneficial therapeutic effects of pramlintide from those of insulin. For example, one important subgroup excludes patients who increased their insulin dosing during the studies. These patient subgroup analyses can be relevant to the global assessment of pramlintide by both regulatory authorities and medical experts, if they are defined before the clinical studies are unblinded.

     Data from the initial Phase III clinical trials and previous studies suggest that different pramlintide dosing regimens may further enhance patient convenience. Therefore, two- and three-times-per-day dosing regimens are being studied in the ongoing Phase III clinical trials. To support the regulatory filing package, in the future the Company may conduct clinical-practice trials in Type I and Type II diabetes to evaluate the interrelationship of insulin and pramlintide dosing for optimizing patients' metabolic control when the two drugs are used in concert.

     Until Johnson & Johnson's decision to withdraw from the collaboration, the regulatory strategy for pramlintide was based on plans for global filings in both Type I and Type II diabetes during the first half 2000. However, as the Phase III trials have proceeded, AMYLIN scientists and its advisors have grown more confident that available data may support an earlier European filing for use by Type I patients. Also, the European Phase III clinical trials are scheduled for completion ahead of the ongoing U.S. Phase III clinical trials. Thus, AMYLIN plans to file its first marketing application for pramlintide in Europe for Type I diabetes during the first half of 1999.

     The Company plans to file a marketing application for pramlintide in Europe for Type II diabetes in the first half of 2000, subject to European approval for Type I diabetes. The Company also plans to file a New Drug Application ("NDA") for pramlintide in the United States for Type I and Type II diabetes during the first half of 2000.

     AMYLIN believes that, when used in conjunction with insulin, pramlintide should help many patients with diabetes to achieve better control of metabolic functions, including lower %HbA1c concentrations without increased hypoglycemia, improved weight control, and healthier cholesterol profiles. Pramlintide's excellent safety and tolerability profile appears to be consistent with the concept of replacing the desired actions of a naturally occurring human hormone.

OTHER RESEARCH AND DEVELOPMENT ACTIVITIES

     AMYLIN has developed a business strategy of in-licensing potential drug candidates for metabolic disease as well as developing product candidates from internal research programs. The metabolic components of diabetes, obesity and dyslipidemia are linked in many ways that may allow the Company to leverage its decade of expertise to move new metabolic drugs into the clinic. The Company is working on the following research and development programs not related to pramlintide. Although certain of these research programs have been slowed down in order to conserve the Company's financial resources, the Company believes these programs have the potential to provide the Company with additional product candidates.

  Diabetes/Exendin

     The Company's second drug candidate is a natural peptide, exendin, which has effects similar to those of the glucose-lowering hormone, glucagon-like peptide-1 (GLP-1), and which may have important pharmaceutical advantages over natural GLP-1. Exendin stimulates insulin secretion primarily in the presence of high blood glucose levels. Clinical trials for exendin are scheduled to begin in 1998.

  Atherosclerosis/LLAs

     AMYLIN is in preclinical development with a new class of small molecules that are lipid-lowering anti-oxidants (LLAs). These compounds have demonstrated in animal models prevention of atherosclerosis (arterial plaque) and may also be useful for prevention of restenosis.

  Obesity/UCP3

     The Company's scientists have discovered a molecule expressed only in skeletal muscle, uncoupling protein 3 (UCP3), which diverts nutrient calories into heat formation. The screening program has yielded a number of small-molecule hits that are potential candidates for causing weight loss without effecting appetite.

  Obesity/NAS

     Using animal models developed for amylin research, the Company has been searching for new adipocyte signals (NASs) that are selectively activated in fat cells when metabolic stress occurs. This work has yielded a number of potential molecular targets that may lead to new drugs for treating obesity.

STRATEGIC ALLIANCES

     AMYLIN's commercial strategy is to develop products both independently and in collaboration with established pharmaceutical and biotechnology companies. Where appropriate, the Company seeks to complement its internal efforts with collaborative arrangements. These commercial partners may provide financial resources, research and manufacturing capabilities, and marketing infrastructure to aid in the commercializa-tion of AMYLIN's potential drug discoveries. The Company evaluates, on an ongoing basis, potential collaborative relationships with established pharmaceutical and biotechnology companies.

  Johnson & Johnson

     In June 1995, AMYLIN and Johnson & Johnson entered into a worldwide collaboration agreement (the "Collaboration Agreement") to develop and commercialize the Company's patented pramlintide invention. As of March 31, 1998, Johnson & Johnson has made payments to AMYLIN totaling approximately $170 million. These payments included funding of one half of the pramlintide development costs, draw downs from the development loan facility under a loan and security agreement (the "Loan Agreement"), the purchase of $30 million of the Company's Common Stock, milestone, license and option fee payments, and the funding of pramlintide pre-marketing costs.

     In February 1998, the Company was given six months' notice by Johnson & Johnson of its intention to withdraw from the collaboration. AMYLIN was surprised by Johnson & Johnson's decision to withdraw, as there had been no new clinical results since August 1997, and the Company's four ongoing Phase III clinical trials of pramlintide were continuing as planned. AMYLIN believes that Johnson & Johnson made a portfolio decision to invest resources elsewhere.

     As structured, the Johnson & Johnson collaboration provided for, among other things, a fifty-fifty sharing arrangement whereby each party would be responsible for one-half of all development and commercialization costs and would share one-half of all profits derived from pramlintide. As a result of Johnson & Johnson's withdrawal, Johnson & Johnson has relinquished all rights to share in any pramlintide profits. During the remaining term of the collaboration, both companies are obligated to continue to perform their obligations under the Collaboration Agreement. When the collaboration terminates in late August 1998, all product and other rights associated with pramlintide and related compounds will revert to AMYLIN.

     In conjunction with the collaboration, the Company received proceeds of approximately $30.6 million from a draw down under the development loan facility with Johnson & Johnson. The loan carries an interest rate of 9.0%. In conjunction with the borrowing, the Company issued warrants to Johnson & Johnson to purchase 1,530,950 shares of the Company's Common Stock with a fixed exercise price of $12 per share and a 10-year exercise period. The loan is repayable 12 months after approval of a new drug application for pramlintide out of 50% of the Company's pramlintide profits, if any, subject to certain exceptions set forth in the Loan Agreement. The loan is secured by the Company's issued patents and patent applications relating to amylin.

     At March 31, 1998, Johnson & Johnson's Common Stock ownership represented approximately 10.6% of the Company's outstanding Common Stock. See "Risk Factors -- Future Capital Needs."

  Hoechst Marion Roussel

     In March 1997, the Company entered into a Technology License Agreement (the "License Agreement") with Hoechst Marion Roussel pursuant to which the Company was granted exclusive worldwide rights to a series of orally active lipid-lowering antioxidant compounds which are being evaluated for their ability to improve cardiovascular risk factors associated with the development of atherosclerosis and restenosis.

     Under the terms of the License Agreement, the Company is responsible for conducting the preclinical evaluation and clinical development of candidate compounds. Upon completion of Phase II clinical trials, Hoechst Marion Roussel will have a one-time right to elect to collaborate with the Company in the continuing development and commercialization of these compounds in a 50:50 cost-and-profit sharing arrangement. If Hoechst Marion Roussel exercises this option, the Company will continue to be responsible for developing and registering the product candidates, and Hoechst Marion Roussel will be responsible for manufacturing and marketing. The Company and Hoechst Marion Roussel will assume equal responsibility for all past and future research and development, manufacturing and commercialization expenses and will share equally in any operating profits from commercialization. If Hoechst Marion Roussel does not exercise its option, the Company will retain all development and commercialization rights, and Hoechst Marion Roussel will be entitled to a royalty based on any future net sales. In such case, the Company will be free to collaborate with other companies on the development, manufacture, and commercialization of these compounds.

PATENTS, PROPRIETARY RIGHTS, AND LICENSES

     The Company believes that patents and other proprietary rights are important to its business. The Company's policy is to file patent applications to protect technology, inventions and improvements that may be important to the development of its business. AMYLIN also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. The Company plans to enforce its issued patents and its rights to proprietary information and technology. The Company reviews third-party patents and patent applications in its fields of endeavor, both to shape its own patent strategy and to identify useful licensing opportunities.

     Much of the research into the role of the hormone amylin in healthy and diseased states has been undertaken by the Company and its collaborators. Consequently, the Company has been able to create a comprehensive intellectual property estate which the Company believes covers relevant commercial aspects of amylin physiology, including methods of treatment, compositions of matter, discovery methodologies and manufacturing techniques. In recognition of inventions made by the Company, the U.S. PTO recently issued a patent which covers the Company's lead clinical compound, pramlintide, as well as other synthetic amylin agonist molecules. U.S. Patent No. 5,686,411, entitled "Amylin Agonist Peptides and Uses Therefor," was issued to the Company on November 11, 1997, and has a seventeen-year term expiring November 11, 2014. Counterpart applications to this patent are pending in various other territories in the world, including Europe, Canada and Japan.

     The Company is currently in litigation with the University of Minnesota and Dr. Per Westermark who claim that the Company's patented pramlintide invention falls within a United States patent allegedly owned by them that is directed to a different, tumor-derived molecule called "Insulinoma Amyloid Polypeptide." The Company believes that the claims since made by the University and Westermark in this litigation are without merit. The Company intends to defend vigorously against the claims made by the University and Westermark in this litigation. See "-- Legal Proceedings."

     At March 31, 1998, the Company owned or held exclusive rights to 25 issued U.S. patents and a number of other still-pending U.S. applications, two of which have been allowed but are not yet issued. The Company has a total of 10 pending and nine issued U.S. patents relevant to the development and commercialization of pramlintide. AMYLIN also has filed foreign counterparts of certain of these issued patents and applications in many countries. Included within the Company's patent portfolio are issued patents for (1) pramlintide and other amylin agonist analogues invented by Company researchers; (2) the amylin molecule, which was discovered by University of Oxford researchers Tony Willis and Garth Cooper, a co-founder of the Company; (3) amylin agonist pharmaceutical compositions, including (a) compositions containing pramlintide, (b) compositions containing pramlintide and insulin, (c) compositions containing amylin, and (d) compositions containing amylin and insulin; (4) methods for treating diabetes using any amylin agonist; (5) methods for synthesis of amylin and amylin analogues; and (6) methods for preparing products that include an amylin agonist in composition for parenteral administration. Generally, it is the Company's policy to file foreign counterparts in countries with significant pharmaceutical markets. All commercial rights to these patents and patent applications are held by the Company or, in some cases, with Johnson & Johnson until late August 1998 when all such Johnson & Johnson rights revert to AMYLIN. There can be no assurance that patents will issue from any of the still-pending applications.

MANUFACTURING

     The Company has internally developed and also has contracted for the development of processes for manufacturing pramlintide bulk drug and dosage form. Progress has been made in improving the purity of active drug substance, in scaling up drug synthesis and dosage form manufacturing processes, and in developing new approaches for drug synthesis. The Company plans to launch pramlintide based upon chemical synthesis of the bulk substance.

     The Company currently has no facilities to manufacture clinical trial or commercial supplies of pramlintide and currently relies on third parties to do so. The Company has selected manufacturers which it believes comply with Good Manufacturing Practice ("GMP") and other regulatory standards. Under the terms of the collaboration with Johnson & Johnson, AMYLIN has been responsible for arranging for the manufacture of pramlintide during the development phase, while Johnson & Johnson was to be responsible for manufacturing during the commercial phase. The Company currently uses three external suppliers for synthetic chemical manufacture of pramlintide bulk drug, and one supplier and Johnson & Johnson for fill-finish activities. All manufacturing activities undertaken by Johnson & Johnson as part of the collaboration will be transitioned to AMYLIN in connection with the termination of the agreement. In light of Johnson & Johnson's decision to terminate the collaboration, the Company will seek another corporate partner or work with third party contract suppliers with capabilities for the commercial manufacture of pramlintide. The Company has established a quality control and quality assurance program, including a set of standard operating procedures and specifications, designed to ensure that the Company's products are manufactured in accordance with GMP and other applicable domestic and foreign regulations. However, the Company is dependent upon third party manufacturers to comply reliably with such procedures and regulations. There can be no assurance that these manufacturers will meet the Company's requirements for quality, quantity or timeliness.

GOVERNMENT REGULATION

     Regulation by governmental authorities in the United States and foreign countries is a significant factor in the manufacture and marketing of pramlintide and in the Company's ongoing research and development activities. All of the Company's potential products, including its patented pramlintide invention, will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical testing and clinical trials and other pre-market approval requirements by the FDA and regulatory authorities in foreign countries. Various federal, and in some cases state, statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The lengthy process of seeking these approvals and the subsequent compliance with applicable federal and state statutes and regulations require the expenditure of substantial resources. Any failure by the Company or its collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals could adversely affect the marketing of any products developed by the Company and its ability to receive product revenue, royalty revenue or profit sharing payments.

     The activities required before a pharmaceutical agent may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulations. The results of these studies must be submitted to the FDA as part of an IND application, which must be reviewed by the FDA before proposed clinical trials can begin. Typically, clinical trials involve a three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety and tolerability profile and the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specified disease in order to determine preliminary efficacy, dosing regimens and expanded evidence of safety. In Phase III, large-scale, multicenter, adequate and well-controlled, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA and others. In the case of pramlintide, the results of the preclinical testing and clinical trials are then submitted to the FDA for a pharmaceutical product in the form of a New Drug Application ("NDA") for approval to commence commercial sales. In responding to an NDA, the FDA may grant marketing approval, request additional information, or deny the application if it determines that the application does not satisfy its regulatory approval criteria. There can be no assurance that approvals will be granted on a timely basis, or at all.

     Among the conditions for NDA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform with GMP guidelines. In complying with GMP, manufacturers must continue to expend time, money and effort in the area of production and quality control and quality assurance to ensure full technical compliance. Manufacturing facilities are subject to periodic inspections by the FDA to ensure compliance. See
"-- Manufacturing."

     The Company is also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research. The extent of government regulation which might result from any legislation or administrative action cannot be accurately predicted.

     Clinical testing, manufacture and sale of the Company's products outside of the United States will be subject to regulatory approval by other jurisdictions which may be more or less rigorous than in the United States.

MARKETING AND SALES

     As a result of Johnson & Johnson's decision to withdraw from the collaboration, the Company is now in the process of redefining its strategy for bringing pramlintide to market on a global basis.

     One outcome of this redefinition has been the decision to file first a European registration dossier for the Type I indication. See "Remaining Phase III Clinical Program." Because European patients with diabetes are usually under the care of specialized diabetes clinics, the Company believes that this market may be accessible to a relatively small marketing and sales group.

     The Company believes that a marketing collaboration with one or more commercial partners may be necessary to promote the patient acceptance of amylin replacement therapy using pramlintide in the leading pharmaceutical markets. There can be no assurance that the Company will be able to find such a commercial partner or that such a commercial partner will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of pramlintide

COMPETITION

     Although competitive activity in the diabetes market is intense, the Company believes that pramlintide will occupy a special niche within the available drug armamentarium. Pramlintide is aimed at restoring the desired actions of a human hormone that is missing or deficient in people with diabetes who use insulin, and hormone replacement therapy is a well established treatment concept. In the case of Type I diabetes, the Company believes that pramlintide is the only drug candidate in late stage clinical development for improving metabolic control. In the case of Type II diabetes, many patients are unable to achieve satisfactory glucose and weight control with available oral drugs or insulin, and the Company believes that pramlintide's initial Phase III data point to a unique profile of metabolic benefits for these patients. Since diabetes is a heterogeneous disease with many degenerative complications, it is believed that polytherapy will increasingly be used to arrest its relentless progression, and the Company believes that pramlintide's mechanisms of action are unique and complementary to those of other hypoglycemic agents.

     Subcutaneous injections of pramlintide are relatively straightforward for patients who are already self-injecting insulin. About 75% of subjects completing pramlintide's Phase III clinical trials have opted to continue open-label dosing. Moreover, assuming clinical utility is established, alternative delivery routes and mechanisms may be feasible based on the current dosing requirements and chemical characteristics of pramlintide.

     Nevertheless, pramlintide may compete with several established therapies for market share. In addition, many companies are pursuing the development of novel pharmaceuticals which target the same diseases to which pramlintide is targeted, and several product candidates are in Phase III clinical trials or in registration. These companies may develop and introduce products competitive with or superior to pramlintide. Such competitive or potentially competitive products include troglitazone, and if indications for pramlintide's use are expanded to people with diabetes who do not use insulin, may also include metformin, acarbose, bromocriptine and other oral hypoglycemic agents such as sulfonylureas.

     The Company's competition will be determined in part by the indications for which the Company's products are developed and ultimately approved by regulatory authorities. An important factor in competition may be the timing of market introduction of the Company's or competitors' products. Accordingly, the relative speed with which AMYLIN or any future corporate partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market are expected to be important competitive factors. The Company expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, convenience, reliability, availability, price and patent position.

EMPLOYEES

     As of May 31, 1998, AMYLIN had 205 full-time equivalent employees. A significant number of the Company's management and professional employees have had prior experience with pharmaceutical, biotechnology or medical product companies. AMYLIN believes that it has been highly successful in attracting skilled and experienced scientific personnel. None of the Company's employees is covered by collective bargaining agreements and management considers relations with its employees to be good.

LEGAL PROCEEDINGS

     The Company has received letters from the University of Minnesota (the "University") and Per Westermark ("Westermark") asserting that the Company's patented pramlintide invention is covered by a patent (the "University Patent") which was licensed to the Company before it issued, while it was still pending as an application, pursuant to a License Agreement dated November 11, 1991 among the Company, the University and Westermark (the "University License Agreement"). The University Patent is directed to a different, tumor-derived molecule called "Insulinoma Amyloid Polypeptide." In its letters, the University and Westermark claim that they are entitled to 50% of any sublicense fees received by the Company from sublicensing the University Patent to Johnson & Johnson pursuant to the Collaboration Agreement, as well as future royalties as specified in the University License Agreement. The Company has informed the University and Westermark that no such sublicensing moneys have been received by the Company from Johnson & Johnson, who is not a sublicensee under the University Patent. On December 5, 1996, the Company filed a complaint against the University and Westermark in the U.S. District Court for the Southern District of California seeking a declaratory judgment that its patented pramlintide invention is not covered by the University Patent and that no moneys are owed to the University or Westermark. Although discussions were underway with the University and Westermark, they did not result in any agreement regarding the litigation. The Company's complaint was served on the University and Westermark in April 1997. The Company believes that the University's and Westermark's assertions are without merit and intends to defend vigorously against the claims that have now been brought against the Company related to the foregoing. In addition, should any of the Company's competitors have prepared and filed patent applications in the United States which claim technology also invented by the Company, AMYLIN may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office in order to determine priority of invention and, thus, the right to a patent for the technology, all of which could result in substantial cost to the Company to determine its rights. To date, no such interferences have been declared. It is uncertain whether any third-party patents will require the Company to alter its products or processes, obtain licenses, or cease certain activities. If any licenses are required, there can be no assurances that the Company will be able to obtain any such license on commercially favorable terms, if at all. Failure by the Company to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to the executive officers, directors and key employees of the Company as of May 31, 1998:

               NAME                 AGE      POSITION HELD WITH THE COMPANY
               ----                 ---      ------------------------------
Joseph C. Cook, Jr. ..............  56     Chairman of the Board and
                                           Chief Executive Officer
Maurizio Denaro, M.D. ............  46     Executive Vice President and
                                           Chief Technical Officer
Daniel M. Bradbury................  37     Senior Vice President of Corporate
                                           Development
Bradford J. Duft..................  43     Senior Vice President and General
                                           Counsel
Richard A. Kenley, Ph.D. .........  51     Senior Vice President of Product
                                           Development
Orville G. Kolterman, M.D. .......  50     Senior Vice President of Clinical
                                           Affairs
Gareth W. Beynon, M.D., Ph.D. ....  47     Vice President of Amylin Europe
                                           Limited
Suzanne S. Burgess................  40     Vice President of Administration
James J. L'Italien, Ph.D. ........  45     Vice President of Pharmaceutical
                                           Development
Andrew A. Young, M.D., Ph.D. .....  45     Vice President of Physiology
James C. Blair, Ph.D.(1)..........  59     Member, Board of Directors
James C. Gaither(1)...............  60     Member, Board of Directors
Ginger L. Graham(2)...............  42     Member, Board of Directors
Howard E. Greene, Jr. ............  55     Member, Board of Directors and
                                           Co-Founder
Vaughn M. Kailian(2)..............  53     Member, Board of Directors

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     MR. COOK has served as Chairman of the Board of Directors and Chief Executive Officer since March 1998 and a director since November 1994. Mr. Cook is a founding partner of Life Science Advisors, LLC. and President of Cambrian Associates, Inc. Mr. Cook retired as Group Vice President, Global Manufacturing, Engineering, and Corporate Quality at Eli Lilly in 1993. During his 28 years with Eli Lilly, Mr. Cook was a Vice-President of Sales and Marketing and Chief Financial Officer for Elanco Products Company and General Manager of a worldwide business unit of Eli Lilly. He is also a director of Dura Pharmaceuticals, Inc., NABI, Inc., and Personnel Management, Inc.. He is a founder of Mountain Ventures, Inc., a real estate development firm.

     DR. DENARO, an executive officer of the Company, has served as Executive Vice President and Chief Technical Officer since February 1997. From February 1996 to February 1997, Dr. Denaro served as Senior Vice President of Research. Prior to joining the Company, from 1992 to 1996, he was a Vice President of Research at Hoechst Marion Roussel, Inc., and he was Center Director of the Marion Merrell Dow Research Institute in Cincinnati from 1994 to 1996. From 1985 to 1994, Dr. Denaro held various positions at Marion Merrell Dow Research Institute's Lepetit Research Center, Gerenzano, Italy, including Vice President and Director from 1992 to 1994. Prior to 1985, Dr. Denaro held various senior research and post-doctoral fellowship positions at Centro di Riferimento Oncologico in Italy, Uppsala University in Sweden and Stanford Medical School. Dr. Denaro earned an M.D. from Bologna University Medical School.

     MR. BRADBURY has served as Senior Vice President of Corporate Development since March 1998. Mr. Bradbury previously served as Vice President of Marketing from June 1995 to March 1998. From July 1994 to May 1995, Mr. Bradbury held the position of Director of Marketing, Amylin Europe Limited. Prior to joining the Company, Mr. Bradbury was employed by SmithKline Beecham Pharmaceuticals from September 1984 to July 1994, where he held a number of positions, most recently as Associate Director, anti-Infectives in the Worldwide Strategic Product Development Division. Prior to 1984, Mr. Bradbury worked as a Pre-registration Pharmacist with Glaxo Group Research. Mr. Bradbury holds a B.Pharm. from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education.

     MR. DUFT, an executive officer of the Company, has served as Senior Vice President and General Counsel since June 1997. Mr. Duft previously served as Vice President and General Counsel from July 1990 to June 1997. Prior to joining the Company, from 1983 to July 1990, he was an attorney in private practice with the patent law firm of Lyon & Lyon, most recently as managing partner of its San Diego office. From 1980 to 1983, he served as law clerk and technical advisor to Judge Giles S. Rich of the U.S. Court of Appeals for the Federal Circuit and the U.S. Court of Customs and Patent Appeals. Mr. Duft received a J.D. from California Western School of Law and an LL.M. in Patent and Trade Regulation from George Washington University.

     DR. KENLEY, an executive officer of the Company, has served as Senior Vice President of Product Development since February 1997. From January 1994 to February 1997, Dr. Kenley served as Vice President of Product Development. Prior to joining the Company, from 1990 to 1994, he was Director of Pharmaceutical Sciences at Genetics Institute, Inc. From 1986 to 1990, Dr. Kenley was Associate Director of Analytical Chemistry at Baxter Healthcare Corporation, and from 1982 to 1986 he was Department Head of Analytical Chemistry Development at Syntex Corporation. Dr. Kenley earned a Ph.D. in chemistry from the University of California at San Diego.

     DR. KOLTERMAN, an executive officer of the Company, has served as Senior Vice President of Clinical Affairs since February 1997. Dr. Kolterman previously served as Vice President, Medical Affairs from July 1993 to February 1997 and Director, Medical Affairs from May 1992 to July 1993. From 1983 to May 1992, he was Program Director of the General Clinical Research Center and Medical Director of the Diabetes Center, both at the University of California, San Diego Medical Center. Since 1989 he has been Adjunct Professor of Medicine at U.C.S.D. From 1978 to 1983, he was Assistant Professor of Medicine in the Endocrinology and Metabolism Division at the University of Colorado School of Medicine, Denver. He is a member of the Diabetes Control and Complications Trial Study Group and past-President of the California Affiliate of the American Diabetes Association. Dr. Kolterman earned an M.D. from Stanford University School of Medicine.

     DR. BEYNON, an executive officer of the Company, has served as Vice President of Amylin Europe Limited, the Company's wholly owned European subsidiary, since February 1992. Prior to joining the Company, Dr. Beynon had been employed at G.D. Searle & Co. since 1984, where he held a number of positions in Europe, including Director of Clinical Research, Director of Strategic Planning and Regulatory Affairs and Marketing Director for France. From 1979 to 1984, he practiced internal medicine with a particular interest in endocrinology and diabetes. He held a number of clinical appointments at London Teaching Hospitals, including Guys Hospital and the Postgraduate Medical School at Hammersmith Hospital. Dr. Beynon has a Ph.D. in endocrine physiology from the University of Cambridge and completed his training for his M.B.B.Chir. (M.D.) at Guys Hospital, London. Dr. Beynon also earned an M.B.A. at Cranfield Management Institute.

     MS. BURGESS has served as Vice President of Administration since May 1994. Ms. Burgess joined the Company in March 1992 as Director of Human Resources and most recently held the position of Senior Director of Human Resources and Facilities Administration. Prior to joining the Company, Ms. Burgess worked for seven years with Dole Food Company/Castle & Cooke, Inc. where she held a number of positions including Director of Human Resources. Prior to that time, she worked in Human Resources with Industrial Indemnity, a division of Crum & Forster. Ms. Burgess holds a B.A. from the University of California, Santa Cruz.

     DR. L'ITALIEN has served as Vice President of Pharmaceutical Development since March 1998. From May 1994 to March 1998, he served as Senior Director of Pharmaceutical Development. Prior to joining the Company, from 1991 to May 1994, he was Director of Quality and Technical Affairs at Ortho Biotech, a Johnson and Johnson Company. From 1987 to 1991, Dr. L'Italien was Associate Director of Analytical Development at SmithKline Beecham Pharmaceuticals, and from 1982 to 1987, he held several positions, from Senior Staff Scientist to the position of Head of Protein Chemistry, at Molecular Genetics, Inc. He served a fellowship at the Yale University School of Medicine. Dr. L'Italien earned his Ph.D. in chemistry from Boston University.

     DR. YOUNG has served as Vice President of Physiology since January 1994. From 1989 to 1993 he held a number of positions in the Company's Physiology department, most recently as Principal Scientist and Senior Director of Physiology. Prior to joining the Company in 1989, Dr. Young was a lecturer in the Department of Physiology at the University of Auckland, New Zealand and a part-time general medical practitioner. From 1984 to 1987, Dr. Young was a Clinical Research Scientist at the National Institutes of Health in Phoenix, Arizona, where he studied insulin resistance and diabetes. He received his M.B., Ch.B. (M.D.) and his Ph.D. in Physiology from the University of Auckland, New Zealand.

     DR. BLAIR has served as a director since December 1988 and serves on the Compensation Committee. He has been a general partner of Domain Associates, a venture capital investment firm, since 1985. Domain Associates manages Domain Partners, L.P., Domain Partners II, L.P. and Domain Partners III, L.P. and is the U.S. venture capital advisor to Biotechnology Investments, Ltd. From 1969 to 1985, Dr. Blair was an officer of three investment banking and venture capital firms. Dr. Blair is a director of Aurora Biosciences, Inc., CoCensys, Inc., Dura Pharmaceuticals, Inc., Trega Biosciences, Inc. and Vista Medical Technologies, Inc. Dr. Blair received a B.S.E. from Princeton University and the M.S.E. and Ph.D. degrees from the University of Pennsylvania in electrical engineering.

     MR. GAITHER has served as a director since November 1995 and serves on the Compensation Committee. He has been a partner of the law firm Cooley Godward LLP ("Cooley Godward") since 1971 where he also served as managing partner from 1984 to 1990. Prior to joining Cooley Godward in 1969, Mr. Gaither served as Staff Assistant to the President of the United States from July 1966 to January 1969. He is a director of Basic American, Inc., Levi Strauss & Co., Siebel Systems, Inc. and the Stanford Management Company and serves on the executive committee of the Board of Visitors at Stanford Law School. He previously served as President of the Board of Trustees of Stanford University and as Chairman of its Investment Committee. He is a trustee of the Carnegie Endowment for International Peace, The James Irvine Foundation, RAND, and The William and Flora Hewlett Foundation. Mr. Gaither received his J.D. from Stanford University.

     MS. GRAHAM has served as a director since November 1995 and serves on the Audit Committee. Ms. Graham has served as Vice President of Guidant Corporation, a medical device company, since July 1994. She also holds the position of president of the Vascular Intervention Group, which includes Advanced Cardiovascular Systems ("ACS") and Devices for Vascular Intervention. She has served as President and Chief Executive Officer of ACS since January 1993. Prior to joining ACS, she held various positions with Eli Lilly from 1979 to 1992, including sales and strategic planning positions. She serves on the Board of Directors and the Executive Committee for the California Healthcare Institute and on the Advisory Board of the California Institute for Federal Policy Research. Ms. Graham received an M.B.A. from Harvard University.

     MR. GREENE has served as a director of the Company and, until March 1998, had served as Chairman of the Board of Directors since he co-founded the Company in 1987. He was a full-time employee from September 1989 until September 1996 and a half-time employee from September 1996 until March 1998, at which time his employment with the Company ceased. Mr. Greene served as Chief Executive Officer of the Company from Company inception until July 1996 and as Chairman of the Executive Committee from July 1996 until March 1998. From October 1986 until September 1993, Mr. Greene was a general partner of Biovest Partners, a venture capital firm, and in this capacity he was Chairman of the Board of Pyxis Corporation from 1989 to 1993. He was Chief Executive Officer of Hybritech Incorporated ("Hybritech") from 1979 to its acquisition by Eli Lilly & Company ("Eli Lilly") in 1986, and he was co-inventor of Hybritech's monoclonal antibody diagnostic technology. Prior to joining Hybritech, he was an executive with

Baxter Healthcare Corporation from 1974 to 1979 and a consultant with McKinsey & Company from 1967 to 1974. He is Chairman of the Board of Cytel Corporation and a director of Biosite Diagnostics, Inc., Neurex Corporation, and The International Biotechnology Trust Plc. Mr. Greene received an M.B.A. from Harvard University.

     MR. KAILIAN has served as a director since November 1995 and serves on the Audit Committee. Mr. Kailian has served as President, Chief Executive Officer and board member of COR Therapeutics, Inc. since March 1990. From 1967 to 1990, Mr. Kailian was employed by Marion Merrell Dow, Inc., a pharmaceutical company, and its predecessor companies, in various general management, marketing and sales positions. Among the positions held by Mr. Kailian were President and General Manager, Merrell Dow USA and Corporate Vice President of Global Commercial Development, Marion Merrell Dow, Inc. Mr. Kailian is also a director of the Biotechnology Industry Organization and the California Health Care Institute and is a director and serves on the compensation committee of Axys Pharmaceutical Corporation. Mr. Kailian holds a B.A. from Tufts University.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of May 31, 1998 by: (i) each director; (ii) each executive officer; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

                                                                  BENEFICIAL OWNERSHIP
                                                              -----------------------------
                                                                                 PERCENT OF
                    BENEFICIAL OWNER(1)                       NUMBER OF SHARES     TOTAL
                    -------------------                       ----------------   ----------
Gareth W. Beynon(2).........................................       197,153          *
James C. Blair(2)(3)........................................       708,689         2.17%
Joseph C. Cook, Jr.(2)......................................       391,497         1.10%
Maurizio Denaro(2)..........................................        89,911          *
Bradford J. Duft(2).........................................       208,290          *
James C. Gaither(2).........................................        33,796          *
Ginger L. Graham(2).........................................        31,272          *
Howard E. Greene, Jr.(2)....................................     1,841,272         5.59%
Vaughn M. Kailian(2)........................................        31,272          *
Richard A. Kenley(2)........................................       141,094          *
Orville G. Kolterman(2).....................................       172,894          *
Johnson & Johnson Development Corporation(4)................     4,986,357        14.60%
  One Johnson & Johnson Plaza
  New Brunswick, NJ 08933
Wellington Management Company(5)............................     3,500,180        10.73%
  75 State Street
  Boston, MA 02109
State of Wisconsin Investment Board.........................     1,810,000         5.55%
  Lake Terrace
  121 E. Wilson Street
  P.O. Box 7842
  Madison, WI 53707
All executive officers and directors as a group
  (11 persons)(2)...........................................     3,847,140        11.63%

---------------
 *  Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "Commission"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 32,615,403 shares outstanding on May 31, 1998, adjusted as required by rules promulgated by the Securities and Exchange Commission ("SEC"). Except as shown otherwise in the table, the address of each stockholder listed is in care of the Company at 9373 Towne Centre Drive, San Diego, California 92121.

(2) Includes shares which certain executive officers and directors of the Company have the right to acquire within 60 days after the date of this table pursuant to outstanding options and warrants, as follows: Dr. Beynon, 194,653 shares; Dr. Blair, 10,971 shares; Mr. Cook, 271,497 shares; Dr. Denaro, 87,740 shares; Mr. Duft, 133,655 shares; Mr. Gaither, 31,272 shares; Ms. Graham, 31,272 shares; Mr. Greene, 295,605 shares; Mr. Kailian, 31,272 shares; Dr. Kenley, 139,598 shares; Dr. Kolterman, 165,736 shares; and all executive officers and directors as a group, 1,393,271 shares.

(3) Dr. Blair may be deemed to be the beneficial owner of 653,847 shares held of record by Domain Partners II, L.P. Dr. Blair is a general partner of One Palmer Square Associates, L.P., the general partner of Domain Partners, and One Palmer Square Associates II, L.P., the general partner of Domain Partners II, and shares voting and investment power with respect to such shares.

(4) Includes 3,455,407 shares as to which Johnson & Johnson and Johnson & Johnson Development Corporation have shared voting and dispositive power and 1,530,950 shares Johnson & Johnson has the right to acquire pursuant to an outstanding warrant.

(5) Includes 3,500,180 shares as to which Wellington Management Company ("WMC") has shared dispositive power, of which WMC has shared voting power as to 1,313,100 shares.

                              PLAN OF DISTRIBUTION

     The Common Stock is being offered, on an all or none basis, for sale by the Company principally to selected institutional and individual investors. Though the exact investors to whom shares will be offered have not been identified, the Company expects the pool of such investors to include current holders of the Company's Common Stock, other institutional investors who purchase biotechnology stocks for longer-term investment purposes and certain officers and directors of the Company.

     It is anticipated that the Company will obtain indications of interest from potential investors for the amount of the Offering and that effectiveness of the Registration Statement will not be requested and no investor funds will be accepted until indications of interest have been received for the amount of the Offering. There is no minimum purchase requirement for an investor participating in the Offering. Confirmations and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled to occur as soon as practicable but not more than four business days after pricing. No investor funds will be accepted prior to effectiveness of the Registration Statement. Prior to the closing date, all investor funds will promptly be placed in escrow with Chase Manhattan Bank and Trust Company National Association, as escrow agent (the "Escrow Agent"), in an escrow account established for the benefit of investors. Investors will be instructed to make checks payable to the Escrow Agent. Prior to the closing date, the investors from time to time will cause to be wired to or deposited with the Escrow Agent funds or checks delivered in payment for the Common Stock. Any checks delivered to the Escrow Agent shall be made payable to or endorsed to the order of the Escrow Agent. The Escrow Agent, upon receipt of such checks, will present such checks for payment to the drawee-bank under such checks. Any checks not honored by the drawee-bank after the first presentment for payment will be returned to the Company. Upon receipt of funds or checks the Escrow Agent will credit such funds and the amount of such checks to the escrow account. The Escrow Agent will invest such funds in accordance with Rule 15c2-4 promulgated under the Exchange Act. Prior to the closing date, the Escrow Agent will advise the Company that payment for the purchase of the Common Stock has been affirmed by investors and that investors have deposited the requisite funds in the respective escrow accounts at the Escrow Agent. Upon receipt of such notice, the Company will deposit with the Depository Trust Corporation the shares of the Common Stock to be credited to the respective accounts of investors. Investor funds, together with interest thereon, if any, will be collected by the Company through the facilities of the Escrow Agent, as appropriate, on the scheduled closing date. The Offering will not continue after the closing date. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the Offering, all funds deposited in escrow accounts will promptly be returned.

     The Company has retained Hambrecht & Quist LLC to serve as a financial advisor with respect to this Offering. The Company has agreed to pay Hambrecht & Quist LLC an advisory fee of $200,000 for such services and to reimburse Hambrecht & Quist LLC for reasonable out-of-pocket expenses incurred in connection with such services, not to exceed $25,000.


     The closing of the Offering is conditioned upon the sale of all of the 4,000,000 shares offered hereby.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, San Diego, California.

                                    EXPERTS

     The consolidated financial statements of AMYLIN PHARMACEUTICALS, INC. for the years ended December 31, 1995, 1996 and 1997 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          AMYLIN PHARMACEUTICALS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........   F-2
Audited Consolidated Financial Statements
Consolidated Balance Sheets at December 31, 1996 and 1997...   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1995, 1996 and 1997..........................   F-4
Consolidated Statement of Stockholders' Equity for the three
  years in the period ended December 31, 1997...............   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1996 and 1997..........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets at March 31, 1998
  (unaudited) and December 31, 1997.........................  F-15
Condensed Consolidated Statements of Operations at March 31,
  1997 (unaudited) and March 31, 1998 (unaudited)...........  F-16
Condensed Consolidated Statements of Cash Flows at March 31,
  1997 (unaudited) and March 31, 1998 (unaudited)...........  F-17
Notes to Condensed Consolidated Financial Statements........  F-18

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Amylin Pharmaceuticals, Inc.

     We have audited the accompanying consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated January 23, 1998, except for the last paragraph of Note 5, as to which the date is March 2, 1998, as discussed in Note 1, the Company's estimated available cash and short-term investments are expected to last only into the first quarter of 1999. Note 1 describes management's plans to address these issues.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amylin Pharmaceuticals, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

January 23, 1998,
except for the last paragraph of Note 5, as to which the date is March 2, 1998, and the last paragraph of Note 1, as to which the date is July 8, 1998

                          AMYLIN PHARMACEUTICALS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                  1997             1996
                                                              -------------    -------------
Current assets:
  Cash and cash equivalents.................................  $  46,903,000    $  42,654,000
  Short-term investments....................................      5,845,000       19,469,000
  Receivable from related party.............................        966,000        2,089,000
  Other current assets......................................      1,298,000        1,142,000
                                                              -------------    -------------
          Total current assets..............................     55,012,000       65,354,000
Property and equipment, at cost:
  Equipment.................................................     14,707,000       11,480,000
  Leasehold improvements....................................      4,763,000        3,349,000
                                                              -------------    -------------
                                                                 19,470,000       14,829,000
  Less accumulated depreciation and amortization............    (10,860,000)      (8,075,000)
                                                              -------------    -------------
                                                                  8,610,000        6,754,000
Patents and other assets at cost, net.......................      1,716,000        1,425,000
                                                              -------------    -------------
                                                              $  65,338,000    $  73,533,000
                                                              =============    =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   5,278,000    $   4,829,000
  Accrued liabilities, including other deferred revenue.....     10,606,000        4,628,000
  Deferred collaborative revenue from related party.........      6,357,000        7,954,000
  Current portion of notes payable to unrelated parties.....      1,240,000          722,000
  Current portion of obligations under capital leases.......        228,000          531,000
                                                              -------------    -------------
          Total current liabilities.........................     23,709,000       18,664,000
Note payable and capital lease obligations..................      3,047,000        1,990,000
Note payable to related party...............................     33,933,000        4,345,000
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.001 par value, 7,500,000 shares
     authorized, none issued and outstanding................             --               --
  Common stock, $.001 par value, 50,000,000 shares
     authorized, 32,394,433 and 31,977,186 issued and
     outstanding at December 31, 1997 and 1996,
     respectively...........................................         33,000           32,000
  Additional paid-in capital................................    215,245,000      204,800,000
  Accumulated deficit.......................................   (209,732,000)    (155,105,000)
  Deferred compensation.....................................       (893,000)      (1,177,000)
  Unrealized losses on short-term investments...............         (4,000)         (16,000)
                                                              -------------    -------------
          Total stockholders' equity........................      4,649,000       48,534,000
                                                              -------------    -------------
                                                              $  65,338,000    $  73,533,000
                                                              =============    =============

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       1997            1996            1995
                                                   ------------    ------------    ------------
Revenues under collaborative agreements
  from related party.............................  $ 42,609,000    $ 35,803,000    $ 17,045,000
Expenses:
  Research and development.......................    82,281,000      64,998,000      39,337,000
  General and administrative.....................    15,592,000      10,420,000       8,318,000
                                                   ------------    ------------    ------------
                                                     97,873,000      75,418,000      47,655,000
                                                   ------------    ------------    ------------
Loss from operations.............................   (55,264,000)    (39,615,000)    (30,610,000)
Interest and other income........................     2,613,000       2,274,000       1,640,000
Interest and other expense.......................    (1,976,000)       (446,000)       (299,000)
                                                   ------------    ------------    ------------
Net loss.........................................  $(54,627,000)   $(37,787,000)   $(29,269,000)
                                                   ============    ============    ============
Basic net loss per share.........................  $      (1.70)   $      (1.31)   $      (1.23)
                                                   ============    ============    ============
Shares used in computing net loss per share --
   basic and diluted.............................    32,155,761      28,744,822      23,853,606
                                                   ============    ============    ============

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                                                                                                 NOTES          UNREALIZED
                             COMMON STOCK        ADDITIONAL                                    RECEIVABLE     GAINS(LOSSES)
                         --------------------     PAID-IN       ACCUMULATED      DEFERRED         FROM        ON SHORT-TERM
                           SHARES     AMOUNT      CAPITAL         DEFICIT      COMPENSATION   STOCKHOLDERS     INVESTMENTS
                         ----------   -------   ------------   -------------   ------------   ------------   ----------------
Balance at December 31,
  1994.................  20,828,328   $21,000   $120,222,000   $ (88,049,000)  $  (616,000)     $(21,000)       $(687,000)
Issuance of common
  stock in private
  placement............   1,086,957     1,000      7,477,000              --            --            --               --
Issuance of common
  stock in public
  offerings............   6,010,769     6,000     38,969,000              --            --            --               --
Issuance of common
  stock upon exercise
  of options...........      91,785        --        409,000              --            --            --               --
Repayment of notes
  receivable for
  issuance of common
  stock................          --        --             --              --            --        21,000               --
Deferred compensation
  related to stock
  options..............          --        --        (83,000)             --        83,000            --               --
Amortization of
  deferred
  compensation.........          --        --             --              --       533,000            --               --
Unrealized gain on
  available-for-sale
  securities...........          --        --             --              --            --            --          737,000
Net loss...............          --        --             --     (29,269,000)           --            --               --
                         ----------   -------   ------------   -------------   -----------      --------        ---------
Balance at December 31,
  1995.................  28,017,839    28,000    166,994,000    (117,318,000)           --            --           50,000
Issuance of common
  stock in public
  offering.............   2,012,500     2,000     18,767,000              --            --            --               --
Issuance of common
  stock in private
  placement............   1,500,000     1,000     14,999,000              --            --            --               --
Issuance of common
  stock upon exercise
  of options...........     446,847     1,000      1,967,000              --            --            --               --
Deferred compensation
  related to stock
  options..............          --        --      2,073,000              --    (2,073,000)           --               --
Amortization of
  deferred
  compensation.........          --        --             --              --       896,000            --               --
Unrealized loss on
  available-for-sale
  securities...........          --        --             --              --            --            --          (66,000)
Net loss...............          --        --             --     (37,787,000)           --            --               --
                         ----------   -------   ------------   -------------   -----------      --------        ---------
Balance at December 31,
  1996.................  31,977,186    32,000    204,800,000    (155,105,000)   (1,177,000)           --          (16,000)
Issuance of common
  stock upon exercise
  of options...........     417,247     1,000      2,100,000              --            --            --               --
Deferred compensation
  related to stock
  options..............          --        --        261,000              --      (261,000)           --               --
Amortization of
  deferred
  compensation.........          --        --             --              --       545,000            --               --
Discount on Note
  Payable related to
  grant of common stock
  warrants.............          --        --      8,084,000              --            --            --               --
Unrealized gain on
  available-for-sale
  securities...........          --        --             --              --            --            --           12,000
Net loss...............          --        --             --     (54,627,000)           --            --               --
                         ----------   -------   ------------   -------------   -----------      --------        ---------
Balance at December 31,
  1997.................  32,394,433   $33,000   $215,245,000   $(209,732,000)  $  (893,000)     $     --        $  (4,000)
                         ==========   =======   ============   =============   ===========      ========        =========


                             TOTAL
                         STOCKHOLDERS'
                            EQUITY
                         -------------
Balance at December 31,
  1994.................  $ 30,870,000
Issuance of common
  stock in private
  placement............     7,478,000
Issuance of common
  stock in public
  offerings............    38,975,000
Issuance of common
  stock upon exercise
  of options...........       409,000
Repayment of notes
  receivable for
  issuance of common
  stock................        21,000
Deferred compensation
  related to stock
  options..............            --
Amortization of
  deferred
  compensation.........       533,000
Unrealized gain on
  available-for-sale
  securities...........       737,000
Net loss...............   (29,269,000)
                         ------------
Balance at December 31,
  1995.................    49,754,000
Issuance of common
  stock in public
  offering.............    18,769,000
Issuance of common
  stock in private
  placement............    15,000,000
Issuance of common
  stock upon exercise
  of options...........     1,968,000
Deferred compensation
  related to stock
  options..............            --
Amortization of
  deferred
  compensation.........       896,000
Unrealized loss on
  available-for-sale
  securities...........       (66,000)
Net loss...............   (37,787,000)
                         ------------
Balance at December 31,
  1996.................    48,534,000
Issuance of common
  stock upon exercise
  of options...........     2,101,000
Deferred compensation
  related to stock
  options..............            --
Amortization of
  deferred
  compensation.........       545,000
Discount on Note
  Payable related to
  grant of common stock
  warrants.............     8,084,000
Unrealized gain on
  available-for-sale
  securities...........        12,000
Net loss...............   (54,627,000)
                         ------------
Balance at December 31,
  1997.................  $  4,649,000
                         ============

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       1997            1996            1995
                                                   ------------    ------------    ------------
OPERATING ACTIVITIES:
Net loss.........................................  $(54,627,000)   $(37,787,000)   $(29,269,000)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization..................     2,865,000       2,345,000       2,069,000
  Deferred revenue from related party............    (1,597,000)      3,336,000       4,618,000
  Deferred rent and other expense................       (17,000)        (25,000)        (25,000)
  Amortization of deferred compensation..........       545,000         896,000         533,000
  Amortization of warrants issued with debt......       299,000              --              --
  Changes in operating assets and liabilities:
     Receivable from related party...............     1,123,000      (1,866,000)       (223,000)
     Other current assets........................      (156,000)        130,000           6,000
     Accounts payable............................       449,000       3,352,000         302,000
     Accrued liabilities.........................     5,995,000       1,750,000         765,000
                                                   ------------    ------------    ------------
Net cash flows used in operating activities......   (45,121,000)    (27,869,000)    (21,224,000)
INVESTING ACTIVITIES:
Purchases of short-term investments..............   (15,541,000)    (38,972,000)    (38,208,000)
Maturities of short-term investments.............    19,005,000      29,642,000      11,326,000
Sales of short-term investments..................    10,172,000      26,607,000      12,595,000
Purchase of equipment and leasehold
  improvements...................................    (4,641,000)     (3,278,000)     (1,999,000)
Increase in deposits, patents and other assets...      (371,000)       (313,000)       (124,000)
                                                   ------------    ------------    ------------
Net cash flows provided by (used in) investing
  activities                                          8,624,000      13,686,000     (16,410,000)
FINANCING ACTIVITIES:
Issuance of notes payable........................    40,467,000       5,379,000       1,020,000
Principal payments on capital leases and
  equipment notes payable........................    (1,822,000)       (988,000)       (921,000)
Issuance of common stock, net....................     2,101,000      35,737,000      46,883,000
                                                   ------------    ------------    ------------
Net cash flows provided by financing
  activities.....................................    40,746,000      40,128,000      46,982,000
                                                   ------------    ------------    ------------
Increase in cash and cash equivalents............     4,249,000      25,945,000       9,348,000
Cash and cash equivalents at beginning of
  period.........................................    42,654,000      16,709,000       7,361,000
                                                   ------------    ------------    ------------
Cash and cash equivalents at end of period.......  $ 46,903,000    $ 42,654,000    $ 16,709,000
                                                   ============    ============    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
Interest paid....................................  $    411,000    $    281,000    $    290,000
                                                   ============    ============    ============

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and business activity

     Amylin Pharmaceuticals, Inc. ("Amylin" or the "Company") was incorporated in Delaware on September 29, 1987. The Company is focused on developing novel therapeutics for people with metabolic disorders. The Company is conducting a series of Phase III clinical trials of its leading drug candidate, Pramlintide, which is being developed to improve glucose control in people with Type I (juvenile-onset) and Type II (maturity-onset) diabetes who use insulin.

  Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Amylin Europe Limited. All significant intercompany transactions and balances have been eliminated in consolidation.

  Research revenues under collaborative agreements and research and development expenses

     Research revenues under collaborative agreements are recorded when earned as research activities are performed. Payments in excess of amounts earned are deferred. Research and development costs are expensed as incurred.

  Cash, cash equivalents and short-term investments

     Cash, cash equivalents and short-term investments consist principally of U.S. government securities and other highly liquid debt instruments. The Company considers instruments with remaining maturities of less than 90 days when purchased to be cash equivalents.

  Concentration of credit risk

     The Company invests its excess cash in U.S. government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed.

  Investments

     The Company has classified its debt securities as available-for-sale, and accordingly, carries its short-term investments at fair value, and unrealized holding gains or losses on these securities are carried as a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

  Depreciation and amortization

     Depreciation of equipment is computed using the straight-line method over two to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Amortization of equipment under capital leases is reported with depreciation of property and equipment. Patents consist of patent filing costs which are amortized over the estimated economic life of the patents when issued.

                          AMYLIN PHARMACEUTICALS, INC.

                               DECEMBER 31, 1997

  Net loss per share

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, Earnings per Share ("Statement No. 128"). Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The adoption of Statement No. 128 had no effect on the Company's financial statements.

  Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations ("APB 25"), in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New accounting standards

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Segment Information. Both of these standards are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. The Company does not believe that comprehensive income or loss will be materially different than net income or loss. SFAS No. 131 amends the requirements for public enterprises to report financial and descriptive information about its reportable operating segments. Operating segments, as defined by SFAS No. 131, are components of an enterprise for which financial information is available and evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that it is used internally for evaluating the segment performance. The Company believes it operates in one business and operating segment and does not believe adoption of SFAS No. 131 will have a material impact on the Company's financial statements.

  Liquidity

     The Company's collaborative relationship with Johnson & Johnson will be terminated in August 1998. Accordingly, the Company must find alternate sources of capital in order to complete the development and commercialization of pramlintide. The Company's future capital requirements will depend on many factors, including the results of its six-month European Phase III clinical trials for pramlintide (expected in the fourth quarter of 1998), the ability of the Company to establish one or more development and/or commercialization collaborations for its pramlintide program, progress with its other ongoing and new preclinical studies and

                          AMYLIN PHARMACEUTICALS, INC.

                               DECEMBER 31, 1997

clinical trials, the time and costs involved in obtaining regulatory approvals, scientific progress in its non-pramlintide research and development programs, the magnitude of these programs, the costs involved in preparing, filing, prosecuting, maintaining, enforcing or defending itself against patents, competing technological and market developments, changes in collaborative relationships and the costs of manufacturing scale-up. The Company anticipates that its existing cash, including interest income from cash investments, financial commitments from Johnson & Johnson during the termination notice period, and the proceeds of this Offering, will be adequate to satisfy the Company's capital requirements until late in the first quarter of 1999. If results of the Company's two, six-month European clinical trials for pramlintide are available when expected by the Company and if those results improve upon the results of the Company's initial Phase III clinical trials, the Company believes that it should be able to raise additional funds through other corporate partnerships, equity offerings, debt offerings and/or investor partnerships. However, there can be no assurance that additional financial resources will be raised in the necessary time frame or on terms favorable to the Company, if at all. In the event the Company is unable to obtain additional financing on acceptable terms, the Company will not have the financial resources to continue research and development of pramlintide or any of the Company's other product candidates.

 2. INVESTMENTS

     The following is a summary of investments as of December 31, 1997 and 1996, including $37,211,000 and $31,543,000 classified as cash equivalents in the accompanying balance sheets as of December 31, 1997 and 1996, respectively. All respective investments mature in less than one year.

                                                         AVAILABLE-FOR-SALE SECURITIES
                                             ------------------------------------------------------
                                                              GROSS         GROSS
                                                            UNREALIZED    UNREALIZED     ESTIMATED
                                                COST          GAINS         LOSSES      FAIR VALUE
                                             -----------    ----------    ----------    -----------
DECEMBER 31, 1997
U.S. Treasury securities and obligations of
  U.S. government agencies.................  $21,832,000     $     --     $   (3,000)   $21,829,000
Other debt securities......................   21,228,000           --         (1,000)    21,227,000
                                             -----------     --------     ----------    -----------
Total......................................  $43,060,000     $     --     $   (4,000)   $43,056,000
                                             ===========     ========     ==========    ===========

                                                         AVAILABLE-FOR-SALE SECURITIES
                                             ------------------------------------------------------
                                                              GROSS         GROSS
                                                            UNREALIZED    UNREALIZED     ESTIMATED
                                                COST          GAINS         LOSSES      FAIR VALUE
                                             -----------    ----------    ----------    -----------
DECEMBER 31, 1996
U.S. Treasury securities and obligations of
  U.S. government agencies.................  $21,955,000     $     --     $  (13,000)   $21,942,000
Other debt securities......................   29,073,000           --         (3,000)    29,070,000
                                             -----------     --------     ----------    -----------
Total......................................  $51,028,000     $     --     $  (16,000)   $51,012,000
                                             ===========     ========     ==========    ===========

     The gross realized gains on sales of available-for-sale securities totaled $1,000 and $29,000 and the gross realized losses totaled $3,000 and $5,000 for the years ended December 31, 1997 and 1996, respectively.

 3. COMMITMENTS

  Leases

     The Company leases its facilities and certain machinery and equipment under operating and capital leases. The minimum annual rent on the Company's facilities is subject to increases based on stated rental adjustment terms of certain leases, taxes, insurance and operating costs. Certain equipment leases require the

                          AMYLIN PHARMACEUTICALS, INC.

                               DECEMBER 31, 1997

Company to provide the lessor with a guaranteed residual at the end of the lease term at which time title to the equipment passes to the Company.

     Minimum future annual obligations for operating leases for years ending after December 31, 1997 are as follows:

1998............................................  $ 2,339,000
1999............................................    2,682,000
2000............................................    2,632,000
2001............................................    2,601,000
Thereafter......................................    7,460,000
                                                  -----------
          Total minimum lease payments..........  $17,714,000
                                                  ===========

     Rent expense for 1997, 1996, and 1995 was $2,697,000, $2,315,000, and
$2,283,000, respectively.

  Debt

     As of December 31, 1997, the Company had an outstanding loan of $190,000 for financing of equipment and tenant improvements. The loan is payable over forty-eight months which commenced on February 1, 1995. Payments include principal and monthly interest of prime plus 1.75% (10.25% at December 31, 1997) of the outstanding principal balance. Principal payments due for 1998 and 1999 are $175,000 and $15,000, respectively. The loan agreement contains provisions for the complete repayment of any outstanding principal balance should the Company's cash balances fall below certain minimum levels.

     In 1996, the Company entered into a master line of credit agreement (as amended) to provide up to $5,000,000 of net financing for standard equipment through December 31, 1997. As of December 31, 1997, the Company had an outstanding loan balance of $4,097,000. Borrowings under each loan schedule are payable over forty-eight months to include principal and monthly interest based on the average of three and five-year U.S. Treasury maturities (approximately 10.20% at December 31, 1997). Principal payments due in 1998 through 2001 are $1,065,000, $1,184,000, $1,211,000, and $637,000, respectively. The credit agreement provides the lender with a security interest in all equipment financed under the line.

     In November 1997, the Company entered into a commitment agreement to enter into a financing agreement which will provide up to $2,700,000 of financing for equipment purchases. Borrowings under this agreement will be payable over a sixty month period with principal payments commencing on January 1, 1999. Monthly interest payments will be calculated based on prime plus 0.5% of the outstanding principal balance and will commence with any outstanding balance in 1998. The credit agreement provides the lender with a security interest in all equipment financed under the agreement and requires payment of a security deposit should the Company's cash balances fall below certain minimum levels.

 4. STOCKHOLDERS' EQUITY

  Stock Purchase Plan

     In November 1991, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan"), under which 500,000 shares of common stock may be issued to eligible employees, including officers. The price of common stock under the Purchase Plan is equal to the lessor of 85% of the market price on the effective date of an employee's participation in the plan or 85% of the fair market value of the common stock at the purchase date. At December 31, 1997, 302,391 shares of common stock had been issued under the plan.

                          AMYLIN PHARMACEUTICALS, INC.

                               DECEMBER 31, 1997

  Stock Options

     Under the Company's 1991 Stock Option Plan (the "Plan"), 7,000,000 shares of common stock are reserved for issuance upon exercise of options granted to employees and consultants of the Company. The Plan provides for the grant of incentive and nonstatutory stock options. The exercise price of incentive stock options must equal at least the fair market value on the date of grant, and the exercise price of nonstatutory stock options may be no less than 85% of the fair market value on the date of grant. Additionally, the Company is authorized to issue supplemental stock options for up to 70,000 options outside of the Plan. The maximum term of all options granted is ten years.

     Under the company's Non-Employee Directors' Stock Option Plan (the "Directors' Plan") 350,000 shares of common stock are reserved for issuance upon exercise of nonqualified stock options granted to Non-Employee Directors of the Company.

     The following table summarizes option activity:

                                                    SHARES
                                                    UNDER       WEIGHTED AVERAGE
                                                    OPTION       EXERCISE PRICE
                                                  ----------    ----------------
Outstanding at December 31, 1994................   3,523,636         $ 8.08
  Granted.......................................   3,152,238         $ 5.14
  Exercised.....................................     (21,331)        $ 3.29
  Cancelled.....................................  (2,346,310)        $ 8.48
                                                  ----------         ------
Outstanding at December 31, 1995................   4,308,233         $ 5.74
  Granted.......................................   1,927,796         $10.58
  Exercised.....................................    (404,671)        $ 4.46
  Cancelled.....................................    (331,576)        $ 9.43
                                                  ----------         ------
Outstanding at December 31, 1996................   5,499,782         $ 7.31
  Granted.......................................     566,914         $11.94
  Exercised.....................................    (376,826)        $ 4.71
  Cancelled.....................................    (327,231)        $ 8.48
                                                  ----------         ------
Outstanding at December 31, 1997................   5,362,639         $ 7.91
                                                  ==========         ======

     At December 31, 1997, 1,150,054 shares remained available for grant or sale.

     Following is a further breakdown of the options outstanding as of December 31, 1997:

                                                                           WEIGHTED
                                                                            AVERAGE
                                   WEIGHTED      WEIGHTED                  EXERCISE
                                    AVERAGE      AVERAGE                   PRICE OF
    RANGE OF         OPTIONS       REMAINING     EXERCISE     OPTIONS       OPTIONS
EXERCISE PRICES    OUTSTANDING   LIFE IN YEARS    PRICE     EXERCISABLE   EXERCISABLE
----------------   -----------   -------------   --------   -----------   -----------
$ 2.00                286,702        3.88         $ 2.00       286,702      $ 2.00
$ 4.50  - $ 6.75    1,899,605        6.28         $ 4.84     1,676,398      $ 4.79
$ 6.875 - $10.00    1,380,874        8.13         $ 7.96       577,585      $ 7.85
$10.25  - $14.875   1,795,458        8.24         $12.06       758,489      $11.61
                    ---------        ----         ------     ---------      ------
                    5,362,639        7.28         $ 7.91     3,299,174      $ 6.65
                    =========        ====         ======     =========      ======

     Adjusted pro forma information regarding net loss and loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options and stock purchase plan under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of

                          AMYLIN PHARMACEUTICALS, INC.

                               DECEMBER 31, 1997

grant using the "Black-Scholes" method for option pricing with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest of 5.71%, 6.39%, and 6.39%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 65.4%, 64.7% and 64.7%; and a weighted-average expected life of the option of five years.

     For purposes of adjusted pro forma disclosures, the estimated fair value of the option is amortized to expense over the option's vesting period.

     The Company's adjusted pro forma information is as follows:

                                             YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
                                       1997            1996            1995
                                   ------------    ------------    ------------
Adjusted pro forma net loss......  $(59,850,000)   $(41,969,000)   $(31,576,000)
Adjusted pro forma net loss per
  share..........................  $      (1.86)   $      (1.46)   $      (1.32)

     The weighted-average fair value of options granted during 1997, 1996, and 1995 was $7.14, $6.67, and $3.17, respectively.

  Stock Warrants

     In May 1997, in conjunction with an amendment to a License Agreement, the Company issued warrants to the licensor to purchase 20,000 shares of the Company's common stock with a fixed exercise price of $11.375 per share and a 10-year exercise period.

     On September 30, 1997, in conjunction with the draw down under the Development Loan Facility with Johnson & Johnson, the Company issued a warrant to Johnson & Johnson to purchase 1,530,950 shares of the Company's common stock at an exercise price of $12.00 per share which expires on September 29, 2007 (see "Collaborative Agreements").

  Shares Reserved for Future Issuance

     The following shares of common stock are reserved for future issuance at December 31, 1997:

1991 Stock Option Plan...................................  7,000,000
Employee Stock Purchase Plan.............................    500,000
Directors Plan...........................................    350,000
Warrants.................................................  1,550,950
                                                           ---------
                                                           9,400,950
                                                           =========

 5. COLLABORATIVE AGREEMENTS

  Johnson & Johnson

     In June 1995, the Company entered into a worldwide Collaboration Agreement (the "Collaboration Agreement") with LifeScan, Inc. for the development and commercialization of Pramlintide, a diabetes drug candidate currently in Phase III clinical trials. In conjunction with the Collaboration Agreement, the Company also entered into a Stock Purchase Agreement with Johnson & Johnson Development Corporation ("JJDC") and a Loan Agreement with Johnson & Johnson. LifeScan, Inc. and JJDC, each of which are wholly-owned subsidiaries of Johnson & Johnson, are referred to herein as Johnson & Johnson.

     Johnson & Johnson paid the Company a license fee, which was recognized as revenue upon the signing of the Collaboration Agreement in 1995. Approximately $33.6 million, $27.4 million and $12.0 million of development payments were made to the Company and recognized as revenues during 1997, 1996 and 1995,

                          AMYLIN PHARMACEUTICALS, INC.

                               DECEMBER 31, 1997

respectively. Also included in receivables from related party was $1.0 million and $0.7 million of pre-marketing expenses due to the Company from Johnson & Johnson as of December 31, 1997 and 1996, respectively. Additionally, the Company's December 31, 1997 balance sheet includes approximately $6.4 million in short-term deferred revenues reflecting amounts advanced from Johnson & Johnson representing an equalization payment for its share of projected development expenses for the first quarter of 1998. Payments from Johnson & Johnson to Amylin Pharmaceuticals for development expenses are recognized as revenue in the period in which they are earned.

     In accordance with the terms of the Stock Purchase Agreement, Johnson & Johnson purchased 3,455,407 shares of the Company's common stock through December 31, 1997, approximately 10.7% of the Company's common shares outstanding. Therefore, Johnson & Johnson is considered a related party.

     In September 1997, the Company received proceeds of approximately $30.6 million from the loan facility (the "Development Loan Facility"). The proceeds were applied against the Company's one-half share of development expenses for Pramlintide during the second through fourth quarters of 1997. The loan carries an interest rate of 9.0%. In conjunction with the borrowing, the Company issued warrants to Johnson & Johnson to purchase 1,530,950 shares of the Company's common stock over a 10-year exercise period. The estimated fair value of the warrants has been accounted for as a discount from the face value of the note. The loan is repayable 12 months after approval of a new drug application for Pramlintide out of 50% of the Company's Pramlintide profits, if any, subject to certain exceptions set forth in the Development Loan facility. The loan is secured by the Company's issued patents and patent applications relating to amylin.

     As of December 31, 1997, Johnson & Johnson entities have made various financial payments to the Company totaling approximately $163 million. As discussed above, these payments primarily include funding of one-half of the Pramlintide development costs, a draw down from a development loan facility, the purchase of $30 million of the Company's common stock, milestone and option fee payments, funding of Pramlintide pre-marketing costs and license fees. As of December 31, 1997, the Company owed Johnson & Johnson approximately $10.4 million for its share of pre-launch marketing expenses.

     In late February 1998, Johnson & Johnson provided the Company with six-months notice of its intention to terminate their collaboration. Johnson & Johnson's financial and other obligations under the Collaboration Agreement will continue during the termination notice period. Based upon Johnson & Johnson's decision, in early March 1998 Amylin initiated the process of restructuring its operations, which will include reducing its workforce by approximately 25% to ensure that cash is available into the first quarter of 1999. The impact of this restructuring will slow down other (non-Pramlintide) research programs. The Company intends on raising additional funds from capital markets and corporate partners during the course of 1998. There can be no assurance that the Company will be able to raise such additional funds.

 6. INCOME TAXES

     Significant components of the Company's deferred tax assets as of December 31, 1997 and 1996 are shown below. A valuation allowance of $91,950,000, of which $24,360,000 is related to 1997 changes, has been recognized as of December 31, 1997 to offset the deferred tax assets as realization of such assets is uncertain.

                          AMYLIN PHARMACEUTICALS, INC.

                               DECEMBER 31, 1997

                                                      1997            1996
                                                  ------------    ------------
Deferred tax assets:
  Capitalized research expenses.................  $  9,653,000    $  6,760,000
  Net operating loss carryforwards..............    68,892,000      48,560,000
  Research and development credits..............     9,615,000       7,355,000
  Other.........................................     3,790,000       4,915,000
                                                  ------------    ------------
Total deferred tax assets.......................    91,950,000      67,590,000
Valuation allowance for deferred tax assets.....   (91,950,000)    (67,590,000)
                                                  ------------    ------------
Net deferred tax assets.........................  $         --    $         --
                                                  ============    ============

     Approximately $382,000 of the valuation allowance for deferred tax assets relates to stock option deductions which when recognized will be allocated directly to additional paid-in capital.

     At December 31, 1997, the Company has federal, California and foreign tax net operating loss carryforwards of approximately $192,651,000, $24,394,000 and $2,979,000, respectively. The difference between the federal and California tax loss carryforwards is attributable to the capitalization of research and development expenses for California tax purposes and the fifty percent limitation on California loss carryforwards. The federal and California tax loss carryforwards will begin expiring in 2002 and 1998 respectively unless previously utilized. The Company also has federal and California research and development tax credit carryforwards of $7,990,000 and $2,358,000, respectively, which will begin expiring in 2002 unless previously utilized.

     Under the Tax Reform Act of 1986, the use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. However, the Company does not believe that such a limitation would have a material impact upon the future utilization of these carryforwards

 7. CONTINGENCIES

     The Company has received letters from the University of Minnesota (the "University") and Per Westermark ("Westermark") asserting that Pramlintide is covered by a patent (the "University Patent") which was licensed to the Company pursuant to a License Agreement dated November 11, 1991 among the Company, the University and Westermark (the "University License Agreement"). In its letters, the University and Westermark claim that they are entitled to 50% of any sublicense fees received by the Company from sublicensing the University Patent to Johnson & Johnson pursuant to the Collaboration Agreement, as well as future royalties as specified in the University License Agreement. The Company has informed the University and Westermark that no such sublicensing moneys have been received by the Company from Johnson & Johnson, who is not a sublicensee under the University Patent. On December 5, 1996, the Company filed a complaint against the University and Westermark in the U.S. District Court for the Southern District of California seeking a declaratory judgment that Pramlintide is not covered by the University Patent and that no moneys are owed to the University or Westermark. Although discussions were underway with the University and Westermark, they did not result in any agreement regarding the litigation. The Company's complaint was served on the University and Westermark in April 1997. The Company believes that the University's and Westermark's assertions are without merit and intends to defend vigorously against the claims brought against the Company related to the foregoing.

                          AMYLIN PHARMACEUTICALS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                MARCH 31,      DECEMBER 31,
                                                                  1998             1997
                                                              -------------    -------------
                                                               (UNAUDITED)        (NOTE)
Current Assets:
  Cash and cash equivalents.................................  $  34,991,000    $  46,903,000
  Short-term investments....................................             --        5,845,000
  Receivable from related party.............................        528,000          966,000
  Other current assets......................................        863,000        1,298,000
                                                              -------------    -------------
          Total current assets..............................     36,382,000       55,012,000
Property and equipment, at cost:
  Equipment.................................................     15,395,000       14,707,000
  Leasehold improvements....................................      5,570,000        4,763,000
                                                              -------------    -------------
                                                                 20,965,000       19,470,000
  Less accumulated depreciation and amortization............    (11,760,000)     (10,860,000)
                                                              -------------    -------------
                                                                  9,205,000        8,610,000
Patents and other assets, net...............................      1,818,000        1,716,000
                                                              -------------    -------------
                                                              $  47,405,000    $  65,338,000
                                                              =============    =============

                       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
  Accounts payable..........................................  $   2,067,000    $   5,278,000
  Accrued liabilities.......................................      9,436,000       10,606,000
  Deferred revenue from related party.......................      5,233,000        6,357,000
  Current portion of obligation under capital leases and
     equipment notes payable................................      1,407,000        1,468,000
                                                              -------------    -------------
          Total current liabilities.........................     18,143,000       23,709,000
Obligation under capital leases and equipment notes
  payable...................................................      3,308,000        3,047,000
Notes payable to related party, net of discount.............     35,358,000       33,933,000
Stockholders' equity (deficit):
  Common stock, $.001 par value, 50,000,000 shares
     authorized, 32,492,478 and 32,394,433 issued and
     outstanding at March 31, 1998 and December 31, 1997,
     respectively...........................................         32,000           32,000
  Additional paid-in capital................................    215,973,000      215,246,000
  Accumulated deficit.......................................   (224,551,000)    (209,732,000)
  Deferred compensation.....................................       (857,000)        (893,000)
  Unrealized gains/(losses)on short-term investments........         (1,000)          (4,000)
                                                              -------------    -------------
          Total stockholders' equity (deficit)..............     (9,404,000)       4,649,000
                                                              -------------    -------------
                                                              $  47,405,000    $  65,338,000
                                                              =============    =============

Note: The condensed consolidated balance sheet at December 31, 1997 has been derived from audited condensed consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                              ---------------------------
                                                                  1998           1997
                                                              ------------    -----------
Revenues under collaborative agreements from related
  party.....................................................  $  7,086,000    $12,358,000
Operating Expenses:
  Research and development..................................    18,169,000     16,530,000
  General and administrative................................     2,923,000      2,847,000
                                                              ------------    -----------
                                                                21,092,000     19,377,000
                                                              ------------    -----------
Loss from operations........................................   (14,006,000)    (7,019,000)
Interest and other income...................................       512,000        686,000
Interest and other expense..................................    (1,325,000)      (316,000)
                                                              ------------    -----------
Net loss....................................................  $(14,819,000)   $(6,649,000)
                                                              ============    ===========
Net loss per share -- basic and diluted.....................  $      (0.46)   $     (0.21)
                                                              ============    ===========
Shares used in computing net loss per share basic and
  diluted...................................................    32,438,000     32,023,000
                                                              ============    ===========

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                  1998          1997
                                                              ------------   -----------
Operating Activities:
  Net loss..................................................  $(14,819,000)  $(6,649,000)
Adjustments to reconcile net loss to net cash used for
  operating activities:
  Depreciation and amortization.............................       931,000       713,000
  Deferred revenue from related party.......................    (1,124,000)    4,906,000
  Deferred rent and other expense...........................             0        (6,000)
  Amortization of deferred compensation.....................       202,000       130,000
  Amortization of warrants issued with debt.................       299,000            --
Changes in assets and liabilities:
  Receivable from related party.............................       438,000     1,534,000
  Other current assets......................................       435,000       (99,000)
  Accounts payable..........................................    (3,211,000)   (2,839,000)
  Accrued liabilities.......................................    (1,170,000)      158,000
                                                              ------------   -----------
  Net cash flows used for operating activities..............   (18,019,000)   (2,152,000)
Investing activities:
  Decrease in short-term investments........................     5,847,000        11,000
  Purchase of equipment and leasehold improvements..........    (1,495,000)   (2,074,000)
  Increase in deposits, patents and other assets............      (132,000)      (89,000)
                                                              ------------   -----------
  Net cash flows provided by (used for) investing
     activities.............................................     4,220,000    (2,152,000)
Financing activities:
  Issuance of notes payable.................................     1,771,000     1,625,000
  Principal payments on capital leases and equipment notes
     payable................................................      (445,000)     (330,000)
  Issuance of common stock, net.............................       561,000       489,000
                                                              ------------   -----------
Net cash flows provided by financing activities.............     1,887,000     1,784,000
                                                              ------------   -----------
Decrease in cash and cash equivalents.......................   (11,911,000)   (2,520,000)
Cash and cash equivalents at beginning of period............    46,903,000    42,654,000
                                                              ------------   -----------
Cash and cash equivalents at end of period..................  $ 34,991,000   $40,134,000
                                                              ============   ===========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $    122,000   $    89,000

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1997
                                  (UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The information contained herein has been prepared in accordance with instructions for Form 10-Q and Article 10 of Regulation S-X. The information at March 31, 1998, and for the three months ended March 31, 1998 and 1997, is unaudited. In the opinion of management, the information reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operations. All such adjustments are of a normal recurring nature. Interim results are not necessarily indicative of results for a full year. For a presentation including all disclosures required by generally accepted accounting principles, these financial statements should be read in conjunction with the audited financial statements included in the Company's Annual Report to Shareholders on Form 10-K for the year ended December 31, 1997.

  Per Share Data

     Basic and diluted net loss per share is computed using the weighted average number of shares outstanding during the periods.

  Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Amylin Europe Limited. All significant intercompany transactions and balances have been eliminated.

 2. STOCKHOLDERS' EQUITY

     In early May 1998, the Company distributed a supplement to its Notice of Annual Meeting and Proxy Statement requesting that stockholders approve a partial option-exchange program which was further restricted to non-executive officer employees of the Company. Under the program, which was approved by the Company's Board of Directors in late April 1998, only options held by qualifying employees are eligible to be exchanged for new options to purchase the same number of shares at an option price equal to the closing price of the Company's Common Stock on the date the offers of employees to exchange such options are accepted by the Company. Subject only to certain limited exceptions, no exchanged options will be exercisable until June 30, 1999, at which time they will continue to vest according to the same schedule as the old options surrendered therefor.